UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission File No. 1-9924

__________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citigroup 401(k) Plan
Plans Administration Committee
One Court Square, 21st Floor
Long Island City, NY 11120

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citigroup Inc.
388 Greenwich Street
New York, NY 10013

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

CITIGROUP 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014

*	Other schedules required by Form 5500 which are not applicable have been omitted

Report of Independent Registered Public Accounting Firm
The Plans Administration Committee
Citigroup Inc.:
We have audited the accompanying statements of net assets available for benefits of the Citigroup 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 10, 2016

CITIGROUP 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$9,649,406,159	$9,827,014,622
Investments in fully benefit-responsive investment contracts,
at contract value	1,157,124,247	1,138,149,909
Total investments	10,806,530,406	10,965,164,531
Receivables:
Employer contributions	379,071,434	381,209,239
Interest and dividends	2,265,868	2,095,660
Receivable for securities sold	18,286,890	3,224,387
Participant contributions	426,784	83,039
Participant loans	240,398,016	247,336,012
Other	39,114	4,614
Total receivables	640,488,106	633,952,951
Total assets	11,447,018,512	11,599,117,482
Liabilities:
Payable for securities purchased	23,621,737	4,333,233
Payable for trustee and administrative fees	4,198,773	5,310,710
Total liabilities	27,820,510	9,643,943
Net assets available for benefits	$11,419,198,002	$11,589,473,539
See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributable to:
Investment income:
Dividends	$50,028,358	$59,312,862
Interest	28,659,534	31,161,272
Net (depreciation) appreciation in fair value of investments	(181,322,491)	508,151,373
Net investment (loss) income	(102,634,599)	598,625,507
Interest income from loans receivable from participants	10,290,740	10,215,618
Contributions:
Employer	378,227,325	380,061,328
Participants	483,416,483	471,262,587
Rollover	44,227,408	37,823,246
Total contributions	905,871,216	889,147,161
Total additions to net assets	813,527,357	1,497,988,286
Deductions from net assets attributable to:
Distributions to participants	962,536,367	940,158,883
Trustee and administrative expenses	19,340,243	20,324,046
Dividends paid directly to participants	1,926,284	527,870
Total deductions from net assets	983,802,894	961,010,799
Net (decrease) increase	(170,275,537)	536,977,487
Net assets available for benefits at:
Beginning of year	11,589,473,539	11,052,496,052
End of year	$11,419,198,002	$11,589,473,539
See accompanying notes to financial statements.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)Description of the Plan
The following brief description of the Citigroup 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan designed to encourage savings on the part of eligible employees. The Plan covers eligible employees of Citigroup Inc. (the Company), its subsidiaries and affiliates. The Company is the Plan Sponsor, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).
The Plan was initially designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. Effective March 1, 2003, the Plan consists of an ESOP component and a non‑ESOP component. The ESOP component consists of any amount invested in the Citigroup Common Stock Fund under the Plan.
Reliance Trust Company was the trustee for the investments held in the Citigroup Common Stock Fund through December 31, 2014. State Street Bank & Trust Company is the trustee of the Plan’s remaining investments and effective January 1, 2015, was appointed the trustee for investments held in the Citigroup Common Stock Fund. Plan investments are held by State Street Bank & Trust Company, the custodian, in a trust fund established under the Plan. The Plan is administered by Aon Hewitt, a third‑party administrator.
The Company maintains a Financial Education Program for participants. Program costs are paid by the Company. The program offers educational resources such as articles, tutorials and videos. In addition, the Company has retained a registered investment advisor to provide assistance to participants on asset allocation for their Plan investments based on their individual risk profile, retirement horizon, and other factors.
The Plan also offers the Professional Management Program through a registered investment advisor, which provides for participants to have their accounts professionally managed. Participants who voluntarily elect this program are charged a maximum of 0.35% or $2.92 per month for each $10,000 in their account. For participants with account balances over $100,000, advisory fees charged to the participant account are reduced. If a participant chooses to enroll in the Professional Management Program, the fee is automatically deducted from their account.
The Professional Management Program offers an optional retirement income feature (Income Feature) for managed Plan accounts. With the Income Feature, the assets in a participant’s Plan account are managed under the Professional Management Program with a primary investment strategy of seeking to generate income in retirement. The Income Feature also includes an option for participants to request distributions from their Plan accounts. The Income Feature is available at no additional cost to Professional Management Program members who select the Income Feature.
Effective January 1, 2016, the Plan was amended to change the name from Citigroup 401(k) Plan to Citi Retirement Savings Plan.

(b)	Eligibility

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Eligible employees generally include (1) employees working in the U.S. and paid from a Company payroll or (2) U.S. citizens or lawful permanent residents of the U.S. performing services overseas in an expatriate employment classification in each case who are performing services for the Company and participating subsidiaries, as defined in the Plan document.
Full‑time employees or part‑time employees scheduled to work 20 or more hours a week are eligible to participate on the first day of the first pay period after the participant becomes an employee of the Company.
Part‑time employees scheduled to work fewer than 20 hours a week are eligible to participate in the Plan on January 1 or July 1 after the employee is credited with at least 1,000 hours of service during the first 12 months with the Company or at least 1,000 hours of service in any calendar year beginning after the employee’s date of hire.

(c)	Employee Contributions
An eligible employee may elect to have a portion of his or her eligible pay, which generally includes overtime, commissions, shift differential pay, and periodic incentive bonuses, reduced each pay period, in any 1% increment, by an amount up to 50% of his or her eligible compensation in a whole percentage up to the maximum permitted by law for before-tax and Roth after‑tax salary deferrals, plus an additional catch‑up contribution, if eligible (in whole percentages but not exceeding 49% of pay). The statutory limit for before-tax and Roth after-tax contributions was $18,000 and $17,500 for 2015 and 2014, respectively. Employee before-tax contributions and employer contributions (described below in note 1(d)), as well as the earnings thereon, are taxed to the participant at the time of distribution. Distributions of amounts deferred as Roth after-tax contributions are tax-free and investment earnings on Roth after-tax contributions are tax‑free, if the participant is at least age 59½ (or permanently disabled (as defined under the Code) or deceased) and distributions under the Plan occur no earlier than during the fifth taxable year starting after the taxable year in which the first Roth after-tax contribution was made to the Plan.
Eligible full or part‑time employees will be subject to the Plan’s automatic enrollment provision and enrolled to contribute to the Plan 90 days after their eligibility date. If eligible employees do not want to be enrolled automatically in the Plan, they have a 90‑day grace period from their eligibility date to decline participation in the automatic enrollment. The initial automatic deferral percentage is 3%. Effective January 1, 2016, the Plan was amended to change the initial automatic deferral percentage from 3% to 6%. Participants who are automatically enrolled in the Plan, but do not make an investment election, are invested in the Plan’s default investment alternative, which is the Plan’s “target retirement date” fund consistent with the participant’s projected year of retirement, as further explained in the Plan document. For this purpose, a participant’s projected year of retirement is the year the participant will become 65 years of age. The BlackRock Fund Advisors (BFA) LifePath Funds are the current retirement date funds offered by the Plan. Participants whose first date of hire is on or after January 1, 2007, who are automatically enrolled in the Plan, will be deemed to have filed a deferral election authorizing their before‑tax contributions to be increased by 1% annually up to a maximum of 10%, unless the participant directs otherwise. Effective January 1, 2016, the Plan was amended to change this 10% maximum to 15%. An automatically enrolled employee may change the rate of before‑tax deferrals at any time.
Catch‑up contributions are permitted in accordance with Section 414(v) of the Code. Participants who are over age 50 by the Plan year‑end can contribute up to 49% of their eligible pay up to $6,000 and$5,500 for 2015 and 2014, respectively, increasing the participants’ statutory limitation on before‑tax contributions to $24,000 and $23,000 for 2015 and 2014, respectively. There is no automatic enrollment for catch‑up contributions.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

In addition, the Code limits contributions for highly compensated participants, defined by the Code to be participants with annual compensation greater than $120,000 and $115,000 for 2015 and 2014, respectively.

(d)	Employer Contributions
During 2015 and 2014, employer contributions consisted of three major components: the Company matching contribution, fixed contribution, and transition contribution. A one‑time Company contribution is also provided to certain grandfathered participants on a limited basis when they become eligible.
The Company matching contribution was equal to 100% of the participant’s before-tax and/or Roth after‑tax contributions up to 6% of the participant’s eligible compensation in 2015 and 2014 (up to the annual compensation maximum set by the Code: $265,000 for 2015 and $260,000 for 2014 ) for eligible employees at all compensation levels. Company matching contributions did not exceed the lesser of the participant’s contribution or 6% of the participant’s eligible compensation up to the statutory limit. Catch‑up contributions are not subject to matching contributions. Participants must contribute to the Plan to receive Company matching contributions.
A fixed contribution of up to 2% of eligible pay is credited to the Plan accounts of eligible employees whose qualifying annual compensation, as defined in the Plan, is $100,000 or less.
An annual transition contribution is credited to the Plan accounts of certain employees who were eligible to receive benefits under the Plan, the Citigroup Pension Plan, and the Citigroup Ownership Program in 2007, prior to the plans’ redesign. If an employee’s total benefit opportunity under the three programs was greater than his benefit opportunity under the Plan, an additional transition contribution is credited. Participants receiving this transition contribution generally have long service and must be continuously employed by the Company since December 31, 2006.
At December 31, 2015, the employer contribution receivable was $379.1 million; whereas, at December 31, 2014, the employer contribution receivable was $381.2 million. Company contributions relating to 2015 and 2014 were received and credited to participant accounts during the first quarter of 2016 and 2015, respectively.

(e)	Participant Accounts
The Plan maintains a separate account for each participant, to which contributions, expenses, investment gains and losses are allocated.
Participants may elect to invest their deferral contributions, Company contributions, and account balance among the investment fund options offered under the Plan in whole increments of 1%.
A participant may elect to suspend or resume his or her contributions, subject to the Plan’s notice requirements. In addition, a participant may change the rate of his or her contributions, subject to the Plan’s notice requirements, and may elect to change the allocation of future contributions among the funds daily. A participant may also elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment funds, subject to certain restrictions.
Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(f)	Rollover and Transfer Contributions

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account (IRA), which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan’s management and do not affect any other contributions made by or on behalf of a participant.
Of the participant contributions reported in 2015 and 2014, $44.2 million and $37.8 million , respectively, related to rollover contributions into the Plan.

(g)	Investment Options
Plan assets are held in a trust fund and are invested in the investment options offered under the Plan at the direction of Plan participants, in accordance with the Plan document. The Plan is intended to satisfy the requirements of Section 404(c) of ERISA.
In general, Plan participants may move a portion or all of their account balance among the Plan’s investment options through a fund transfer, reallocation, or rebalance, generally not more frequently than once every seven calendar days. An exception to this rule is that they may move a portion or all of their account balances into the BlackRock T-Fund at any time. However, once a participant moves his or her Plan assets into that fund, he or she cannot move Plan assets out of the fund for seven calendar days.
In addition, Plan participants may not move an investment in the BNY Mellon Stable Value Fund (see note 3) through a fund transfer, reallocation, or rebalance directly into any of the two investment options that are considered competitors of the BNY Mellon Stable Value Fund: the BlackRock T-Fund and the BFA LifePath Index Retirement Fund. The BFA LifePath Index Retirement Fund is not considered a money market fund or stable value fund. This restriction on transfers enables the BNY Mellon Stable Value Fund to secure higher‑yielding, fixed‑income investments intended to preserve principal and earned interest.
If a Plan participant moves a portion or all of their account balance from the BNY Mellon Stable Value Fund through a fund transfer, reallocation, or rebalance into any investment option other than the two competing investment options named above, the amount moved must remain invested in a noncompeting investment option for at least 90 days before it can be moved into one of the two competing investment options.
These restrictions are subject to change at any time depending on generally applicable Plan rules or the requirements of the funds.
To the extent required by the compliance procedures of a mutual fund to ensure the fund’s adherence to the market timing rules mandated by the Securities and Exchange Commission, upon request by a mutual fund, the Plan may provide reports to the fund detailing Plan participants’ trading activity in that particular fund. The Company also may restrict the ability of certain Plan participants to invest in or divest from the Citigroup Common Stock Fund.
In general, no transaction costs are associated with the Plan, though the funds have the right to impose redemption fees, should they decide to do so.
The Plan does not directly participate in securities lending programs; however, there are investment funds that engage in securities lending which are available to Plan participants. The investment manager for an investment option determines the terms of, and the extent to which, securities lending is used. Engaging in securities lending is intended to benefit Plan participants investing in such investment offering.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Effective January 1, 2014, Wells Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Vulcan Value Partners Small Cap Value. Additionally, the weighting for the Small Cap U.S. Equity Fund was changed to 40% Numeric Investors, 30% Buckhead Capital Partners and 30% Vulcan Value Partners.
Effective May 1, 2014, Buckhead Capital Small Cap Value was eliminated as a component of the Small Cap U.S. Equity Fund and replaced with the Robeco Boston Partners Small Cap Value.
Effective September 29, 2014, SSgA U.S. Bond Index SL SF CL I (a/k/a SSgA Barclays Aggregate Bond Index) was eliminated and replaced with the State Str Bk & Tr Co Invt Fds Mutual Fund (a/k/a SSgA Diversified Bond Fund).
Effective November 14, 2014, the BFA LifePath Index 2015 Fund was merged into the BFA LifePath Index Retirement Fund and the BFA LifePath Index 2055 Fund was added.
Effective March 13, 2015, the PIMCO Emerging Markets Bond Fund was eliminated as a component of the Emerging Market Bond Fund and the assets were transferred to Wellington Emerging Market Bond Fund.
Effective June 26, 2015, SSgA Active Emerging Market Select was eliminated as a component of the Emerging Market Equity Fund and replaced with TT Emerging Market Equity.
Effective June 26, 2015, the SSgA DJ/UBS Roll Select Commodity Index was renamed the SSgA Bloomberg Roll Select Commodity Index.
Effective September 25, 2015, the PIMCO All Asset All Authority Fund was eliminated and all the assets were transferred to the BlackRock Life Path Fund that most closely matched the impacted participants’ projected retirement year.
Effective June 1, 2016, WAMCO High Yield was eliminated as a component of the High Yield Bond Fund and replaced by BlackRock High Yield and Prudential High Yield. Additionally, the weighting for the High Yield Bond Fund was changed to 40% T. Rowe Price, 40% BlackRock and 20% Prudential.

(h)	Vesting
The rights of a participant to his or her own contributions and any earnings thereon are at all times fully vested and nonforfeitable.
Any Plan participant who performed an hour of service after June 26, 2007, was fully vested in his or her pre-2008 Company matching contributions.
Company fixed and transition contributions, as described in note 1(d), vest according to the following schedule:

•	Upon completion of three years of service, any fixed and/or transition contributions made on a participant’s behalf will be immediately vested;

•	If a participant reaches age 55, dies or becomes disabled while in service;

•	In the case of a full or partial termination of the Plan or complete discontinuance of contributions under the Plan.
Once a participant is vested in his or her Company contributions, those contributions are available for distribution or rollover once he or she leaves the Company or is otherwise eligible to take a distribution, as more fully described in notes 1(k) and (l).

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(i)	Forfeited Accounts
Forfeitures are used to offset expenses of the Plan. During 2015 and 2014, $649,667 and $789,548, respectively, of forfeitures was used to offset Plan expenses. As of December 31, 2015 and 2014, unallocated forfeitures were $913,020 and $879,387, respectively.

(j)	Loans Receivable from Participants
Subject to the Plan’s provisions and the requirements contained within ERISA and the Code, participants may apply for up to two loans from the Plan at a fixed annual interest rate equal to the prime rate, as published in The Wall Street Journal for the fifteenth business day of the month in which the loan application is initiated, plus 1%. Loans may be made for a minimum amount of $1,000, the maximum of which would be the lesser of 50% of the participant’s vested account balance or $50,000, less the highest outstanding loan balance in the previous twelve months. Loans receivable from participants as of December 31, 2015 and 2014 bore interest rates from 4.25% to 10.50%.
Loans receivable from participants are valued at unpaid principal plus any accrued but unpaid interest.
Loan repayments by participants who are employed by the Company are generally made through after‑tax payroll deductions. Manual loan repayments by participants who are no longer employed by the Company and who are eligible to make manual loan repayments are submitted directly to Aon Hewitt. Loan terms range from 1 to 5 years for general‑purpose loans or up to 20 years for the purchase of a primary residence.
Each loan is secured through the vested balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant as soon as administratively practicable in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is deducted from the account balance before an amount is distributed to the participant.
A participant applying for a loan through the Plan will be charged a $50 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan. The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed. Plan participants who reside in Florida may be subject to a nominal tax imposed by Florida law, which is deducted from the participant’s Plan account at the time his or her loan request is processed as soon as administratively practicable.

(k)	Withdrawals
Prior to termination of employment, a participant may withdraw, subject to the Plan’s notice requirements, all or a portion of the vested value of his or her participant account if the participant has attained age 59½ or becomes totally and permanently disabled, or a certain portion of the value of his or her participant account in the event of demonstrated financial hardship, subject to the Plan’s provisions. Withdrawals to which a participant is entitled are the amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Withdrawals from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant, with the exception of a hardship withdrawal, which must be paid in cash. Fractional shares and withdrawals from other funds are paid in cash.

(l)	Distributions

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

A participant, after leaving the Company, can have the total of his or her vested account distributed in accordance with the provisions of the Plan.
If the value of a participant’s account exceeds $5,000, the participant may elect to defer the commencement of his or her distribution until April 1 of the calendar year following the calendar year in which the participant attains age 70 ½, or may request a distribution at any time in the form of a lump‑sum payment or installments. The value of this distribution will be based on the value of the participant’s vested account at the valuation date that coincides with the distribution, to the extent administratively practicable. If the participant has terminated employment, minimum distributions must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70½. If the participant is still employed at age 70½, minimum distributions must commence when the participant retires or otherwise separates from service.
If the value of a participant’s account is at least $1,000 and does not exceed $5,000, the Plan will automatically roll the participant’s account over to an IRA, if the participant does not elect otherwise within 90 days of receiving a notice from the Plan. This provision does not apply to participants who are age 65 or older. If the Plan participant is age 65 or older and his or her account balance is $5,000 or less, the Plan will distribute his or her account as a lump‑sum distribution and withhold the applicable taxes. If the value of a participant’s account is less than $1,000, the Plan will distribute the participant’s account upon termination of employment, unless otherwise instructed.
Distributions to which a participant is entitled are the vested amounts that can be provided by the contributions and income thereon (including net realized and unrealized investment gains and losses) allocated to each participant’s account, less allocated expenses. Distributions from the Citigroup Common Stock Fund and the State Street Common Stock Fund may be paid in either shares of common stock or cash at the discretion of the participant. Fractional shares and distributions from other funds are paid in cash.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared under the accrual basis of accounting.

(b)	Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates and assumptions. Significant estimates inherent in the preparation of the financial statements include the fair value of investments.

(c)	Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts, which are stated at contract value.

Cash equivalents and short-term investments are valued at cost, which approximates fair value.

Equity investments traded on national securities exchanges are valued at their closing market prices. When no trades are reported, they are valued at the most recent bid quotation; securities traded in the

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

over‑the‑counter market are valued at their last sale or bid price. This includes U.S. and non‑U.S. equities in separately managed accounts.
The shares of common stock held by the Citigroup Common Stock Fund and the State Street Common Stock Fund are valued at the last reported sale price on the New York Stock Exchange on the last business day of the year.
Mutual funds are valued at the net asset value (NAV) reported in the active market where the fund is traded on a daily basis.
Collective trust funds are valued at the NAV as a practical expedient as reported by the sponsor of the fund. Participant‑directed redemptions from these collective trust funds generally can be made daily, subject to a Plan imposed 7‑day minimum holding period on investments (other than BNY Mellon Stable Value Fund related investments which have a longer holding period). There were no unfunded commitments as of December 31, 2015.
Purchases and sales of investments are recorded on a trade-date basis. Securities purchased or sold near year-end may result in payments on these securities not being made or received until after the Plan’s year-end. The amounts of such payments are recorded as payables or receivables as of year-end in the statements of net assets available for benefits. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Fair Value of Financial Instruments
The carrying value of the following instruments approximates fair value because of the short maturity nature of these items: receivable for securities sold, interest and dividends receivable, other receivables, and payable for securities purchased.

(e)	Payment of Benefits
Benefits are recorded when paid.

(f)	Recently Issued Accounting Pronouncement
On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The effective date for all other entities is fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted for all entities. Management adopted the provisions of this ASU effective 2015, with retroactive application.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which is part of the FASB’s Simplification Initiative for employee benefit plans. Part I of the ASU designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of the ASU removes the requirement to

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

disclose individual investments that represent 5 percent or more of net assets available for benefits, removes the requirement to disclose the net appreciation or depreciation for investments by general type, and removes the requirement to disclose investments by class of investments in the fair value table prescribed by FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement. Part III allows for certain amounts to be reported as of the month end date prior to the plan’s year end for those year ends that do not fall on a month end. The ASU is effective for all entities for fiscal years beginning after December 15, 2015. Early adoption is permitted for all entities. Management early adopted the provisions of this ASU effective 2015, as such, (i) fully benefit responsive investments contracts are stated at contract value, (ii) the disclosures in Part II for the individual investments that represents 5 percent or more of net assets available for benefits, the net appreciation or depreciation for investments by general type and investment by class of investments in the fair value table have been eliminated and (iii) Part III had no impact on the Plan's financial statements.

(3)	Guaranteed Investment Contracts
The Plan’s BNY Mellon Stable Value Fund (Fund) is a custom investment vehicle that invests in fully benefit‑responsive investment contracts, including traditional GICs, synthetic GICs and separate account GICs issued by insurance companies and consists of insurance contracts, wrapper contracts, and short‑term investments.
Traditional GICs are investment contracts backed by the general assets of the issuer. The issuer agrees to provide the Fund with a guaranteed interest rate on the Fund’s investment for a specified period of time. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Synthetic GICs consist of two parts: an underlying investment owned directly by the Plan and a “wrapper” contract purchased from an insurance company. The wrapper contract guarantees full payment of principal and interest. The wrapper contracts are obligated to provide an interest crediting rate of not less than zero. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. These investments are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Separate account GICs are investment contracts in a segregated account backed by the general assets of the issuer for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The credited rate on this product will reset periodically and it will have an interest rate of not less than zero.
There are no reserves against contract value for credit risk of the contract issuers or otherwise.
An investment contract is considered fully benefit‑responsive if all of the following criteria are met:

•	The investment contract is between the Fund and the issuer and the contract cannot be sold or assigned.

•
The contract issuer must be obligated to repay principal and interest to participants in the Fund or provide prospective crediting rate adjustments that cannot result in an interest crediting rate less than zero.

•	All permitted participant‑initiated transactions occur at contract value, without limitations.

•	An event that limits the ability of the participant to transact at contract value is not probable.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

•	The Fund must allow participants reasonable access to their funds.
The Plan’s management has concluded that the GICs are fully benefit‑responsive investment contracts and has reported such contracts at contract value, as shown in the table below:

	2015	2014
Investments in fully benefit-responsive investment contracts, at contract value:
Traditional GICs	$6,718,624	$31,888,022
Separate account GICs	190,763,022	186,772,519
Synthetic GICs	959,642,601	919,489,368
Investments in fully benefit-responsive investment contracts, at contract value:	$1,157,124,247	$1,138,149,909
In addition, the Fund owns units of the State Street Short‑Term Investment Fund, which serves as the Fund’s short‑term liquidity vehicle, included in the fair value hierarchy table in cash equivalents and short-term investments.

(4)	Fair Value Measurements
FASB ASC Topic 820 provides a framework for measuring fair value, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model‑derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
This hierarchy requires the Plan’s management to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. As required by ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
ASU No. 2015-07 removes the requirement to categorize investments for which fair value is measured using the NAV per share practical expedient within the fair value hierarchy.
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2015.

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$394,729,790	$115,768,695	$—	$510,498,485
U.S. equities	1,003,097,313	—	—	1,003,097,313
Non-U.S. equities	286,220,761	—	—	286,220,761
Mutual funds	704,962,927	—	—	704,962,927
Investments in fair value hierarchy	$2,389,010,791	$115,768,695	$—	2,504,779,486
Investments valued at NAV:
Collective trust funds				7,144,626,673
Investments, at fair value				$9,649,406,159
The table below categorizes the Plan’s investments by level within the fair value hierarchy as of December 31, 2014.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Cash equivalents and short-term investments	$418,782,934	$99,300,054	$—	$518,082,988
U.S. equities	1,062,028,518	—	—	1,062,028,518
Non-U.S. equities	218,730,911	—	—	218,730,911
Mutual funds	914,953,050	—		914,953,050
Investments in fair value hierarchy	2,614,495,413	99,300,054	—	2,713,795,467
Investments valued at NAV:
Collective trust funds				7,113,219,155
Investments, at fair value				$9,827,014,622
Other than the changes due to the adoption of new accounting pronouncements, there were no significant transfers of investments among levels during the years ended December 31, 2015 and 2014. There were no changes in the fair value methodology used at December 31, 2015 and 2014.

(5)	Administrative Expenses
Plan provisions allow for administrative expenses, including, but not limited to, audit fees, custodial and trustee fees, investment manager fees, and recordkeeping fees to be paid by the Plan and allocated to participant accounts. Expenses related to monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their participant accounts.
Any expenses not borne by the Plan are paid by the Company.

(6)	Risk and Uncertainties
The Plan invests in a variety of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, foreign exchange and overall market volatility risk. Due to the level of risk

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the net assets available for plan benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant‑directed fund elections and one election that is closed to new contributions. Additionally, the investments within each investment fund option are further diversified into varied financial instruments, with the exception of the Citigroup Common Stock Fund and State Street Common Stock Fund, which primarily invest in the securities of a single issuer.
Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
At both December 31, 2015 and 2014, approximately 6% of the Plan’s total investments were invested in Citigroup common stock. The underlying value of the Company stock is subject to operational and market risks.

(7)	Party‑in‑Interest Transactions
Certain Plan investments are units of the Citigroup Common Stock Fund, which consists of common stock issued by the Company. The Plan’s investment in the Citigroup Common Stock Fund was $617.9 million and $655.0 million at December 31, 2015 and December 31, 2014, respectively.
The Plan held direct investments in the Company’s common stock of $7.3 million and $7.7 million, at December 31, 2015 and December 31, 2014, respectively. In 2015 and 2014, the Company paid $1,926,284 and $527,870, respectively, to the participants for dividends on common stocks held directly.
Certain Plan investments are units of the State Street Common Stock Fund, which consist of common stock issued by State Street Corporation. The Plan’s investment in State Street Common Stock Fund was $3.3 million and $4.0 million at December 31, 2015 and December 31, 2014, respectively. The Plan also held direct investments in State Street Corporation’s common stock of $4.0 million and $4.7 million at December 31, 2015 and 2014, respectively.
Certain Plan investments are shares of collective trust funds managed by State Street Corporation amounting to $5,026.4 million and $5,078.1 million at December 31, 2015 and December 31, 2014, respectively.
At December 31, 2015 and 2014, the Plan held $115.8 million and $112.3 million, respectively, of the State Street Bank & Trust Co Short‑Term Investment Fund, State Street Bank & Trust Co Government Short‑Term Investment Fund and State Street (US Dollar) Fund. At December 31, 2015 and 2014, the Plan also held $535,040 and $665,990, respectively, in State Street Bank & Trust Short-Term Investment Fund through synthetic GICs.
These transactions qualify as exempt party in‑interest transactions.

(8)	Tax Status
The Internal Revenue Service (the IRS) has determined and informed the Plan by a letter dated April 8, 2016 that the Plan as amended and restated effective January 1, 2014 and related trust are established in accordance with applicable sections of the Code and, therefore, the Plan qualifies as tax‑exempt under Section 401(a) of the Code. Although the Plan has been amended since receiving the favorable determination letter, the Plan's management and the Plan's legal counsel believe that the Plan, as amended, continues to be qualified as tax-

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

exempt and continues to operate in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Therefore, no provision for income taxes is included in the Plan’s financial statements.
During 2015, the Plan’s management determined that due to an error, one invoice that should have been paid by the Plan was paid by the Citigroup Pension Plan in 2014, resulting in a prohibited transaction under IRC Section 4975(a). This prohibited transaction was corrected on August 24, 2015, when $70,362, the aggregate amount of the invoice plus interest was deposited into the Citigroup Pension Plan trust from the Plan trust. The Citigroup Pension Plan’s management filed Form 5330 with the IRS for excise taxes due for this error and took all other corrective action it deems appropriate.
Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any open tax periods in progress. The Company believes the Plan is no longer subject to tax examination for years prior to 2011.

(9)	Plan Termination
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, either full or partial, all amounts credited to the impacted participants’ accounts will become 100% vested and, therefore, will not be subject to forfeiture.

(10)	Pending Litigation
Between October 28 and December 8, 2011, five putative class actions were filed in the Southern District of New York asserting claims under ERISA - Geroulo v. Citigroup Inc., Ehrbar v. Citigroup Inc., Muehlgay v. Citigroup Inc., Winfield v. Citigroup Inc., and Goldstein v. Citigroup Inc. against the Company, the Plan’s administration and investment committee, and certain individuals alleged to have served as Plan fiduciaries. The Plan is not named as a defendant in these actions. These complaints assert similar claims under ERISA and are brought on behalf of all participants in the Citigroup 401(k) Plan and Citibuilder 401(k) Plan for Puerto Rico from November 2008 (November 3, 2008 in several of the complaints) through March 5, 2009. These complaints are similar to the ones brought in the fourth quarter of 2007, as discussed below, which the Second Circuit Court of Appeals upheld the dismissal of, in that they allege that it was imprudent to allow Plan assets to be invested in Company common stock due to the financial condition of the Company during this time period. In these most recent cases, however, the plaintiffs allege that the defendants knew or should have known that due to the deterioration of the Company’s financial condition during this time period, the Company was in financial distress. In December 2011, plaintiffs moved to consolidate these cases; briefing on the motions was coordinated and completed in January 2012. The consolidated complaint was filed on September 14, 2012 and alleges a class period of January 16, 2008 through March 5, 2009. Defendants’ motion to dismiss was filed on November 14, 2012. Rather than opposing the motion to dismiss, plaintiffs filed an amended complaint on January 11, 2013. Defendants filed a motion to dismiss on March 8, 2013, which was deemed withdrawn on March 5, 2014, without prejudice. The U.S. Supreme Court heard oral arguments in Fifth Third Bancorp v. John Dudenhoeffer, No. 12-751, on April 2, 2014, a case which involves allegations similar to those in this case. The U.S. Supreme Court decision in Dudenhoeffer was issued on June 25, 2014, pursuant to which plaintiffs filed a Third Consolidated Amendment Complaint reflecting this decision on July 30, 2014. In plaintiffs’ Third Consolidated Amended Complaint, plaintiffs primarily allege that defendants knew or should have known that it was imprudent to allow Plan assets to be invested in Company common

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

stock due to its financial condition during a putative class period of January 16, 2008 through March 5, 2009. On May 13, 2015, the court dismissed the case with prejudice finding that the plaintiffs' claims were time-barred and that the complaint failed to state a claim under the Supreme Court’s decision in Dudenhoeffer. Plaintiffs filed a motion for reconsideration, which was denied in its entirety on July 6, 2015. On August 4, 2015, plaintiffs appealed the decisions on both motions to the United States Court of Appeals for the Second Circuit. On May 23, 2016, the Second Circuit affirmed the lower court’s order dismissing the lawsuit holding that participants’ claims are barred by ERISA’s three-year statute of limitation.
In October 2007, a complaint was filed on behalf of a putative class of participants in the 401(k) Plan from 2001 through 2007, against the Company and the Plan administration and investment committees. Plaintiffs alleged that defendants engaged in prohibited transactions and breached fiduciary duties under ERISA by including Citigroup affiliated mutual funds as investment option, and by purchasing services from a Citigroup affiliated entity.
On March 16, 2010, the Court dismissed most of the claims in the complaint, except for a claim that defendants breached their fiduciary duties by including as investment options affiliated funds with excessive fees. Plaintiffs thereafter amended their complaint to allege three counts: (1) breached of the duty of prudence by failing to remove or replace certain funds affiliated with Citigroup entities; (2) breach of the duty of prudence in connection with the selection of three Citigroup affiliated funds added to the Plan in 2003; and (3) breach of the duty of prudence by approving a “mapping” from unaffiliated funds to affiliated funds in March 2003. On January 10, 2012, defendants moved for summary judgment on the ground that all of the claims are time barred. Plaintiff thereafter requested and was granted permission to further amend their pleading to add certain individual defendants. On September 30, 2014, the Court denied defendants’ motion for summary judgment based on the timeliness of plaintiffs’ claims.
Fact discovery commenced on October 31, 2014 and concluded December 11, 2015. In the interim, plaintiffs once again amended their pleading to add a claim for breach of the duty of loyalty. Plaintiffs moved to certify the class; defendants opposed certification and challenged the constitutional and class standing of named plaintiffs to assert claims regarding funds in which they did not themselves invest. The class certification motion was fully briefed as of November 16, 2015 and remains pending before the Court. On April 25, 2016, plaintiffs filed a letter motion to compel supplemental responses to certain discovery requests. The Magistrate Judge denied the motion. Expert discovery is scheduled to commence after a decision on class certification.

(11)	Subsequent Events
The Plan’s management evaluated subsequent events through the date on which the financial statements were issued, and determined that, other than those disclosed throughout the financial statements, no additional disclosures were required.

(12)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2015 and 2014:

CITIGROUP 401(k) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	2015	2014
Net assets available for benefits per the financial statements	$11,419,198,002	$11,589,473,539
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	16,839,585	37,779,915
Net assets available for benefits per the Form 5500	$11,436,037,587	$11,627,253,454
Net (decrease) increase in net assets available for benefits per the financial statements	$(170,275,537)	$536,977,487
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(37,779,915)	(36,775,429)
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	16,839,585	37,779,915
Net (decrease) increase in net assets per Form 5500	$(191,215,867)	$537,981,973

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value

	Cash equivalents and short-term investments:
	Australian Dollar			19,994	$14,460	$14,547
	Blackrock T-Funds			394,628,728	394,628,728	394,628,728
	Brazilian Real			28,641	7,309	7,239
	Canadian Dollar			2,751	1,997	1,980
	Danish Krone			28,471	4,208	4,144
	Euro Currency			727	769	790
	Hong Kong Dollar			53,965	6,962	6,962
	Indian Rupee			2,201,683	33,128	33,280
	Indonesian Rupiah			99,072,395	7,180	7,187
	Japanese Yen			1,215,658	10,090	10,106
	Kenyan Shilling			8,972	104	88
	Mexican Peso (New)			12,049	726	698
	New Taiwan Dollar			587,157	17,897	17,876
	New Zealand Dollar			13,325	9,050	9,122
	Philippine Peso			277,637	5,870	5,900
	Polish Zloty			3,365	857	852
	Pound Sterling			30,408	45,087	44,818
	Romanian Leu			3,559	853	855
	South African Rand			27,138	1,803	1,751
	South Korean Won			1,909,229	1,613	1,628
*	State Street (US Dollar) Fund			12,134,466	12,134,466	12,134,466
*	State Street Bank & Trust Co Short Term Investment Fund	0.28%		24,826,327	24,826,327	24,826,327

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
*	State Street Bank & Trust Co Government Short Term Investment Fund	0.06%		78,807,903	78,807,903	78,807,903
	Turkish Lira			7,506	2,554	2,572
	UAE Dirham			130,261	35,465	35,465
	US Dollar Overdrawn			(106,799)	(106,799)	(106,799)
	Total cash equivalents and short-term investments				510,498,607	510,498,485
	U.S. equities:
	Abercrombie & Fitch Co			24,718	844,041	667,391
	ABM Industries Inc			14,425	396,684	410,673
	ACI Worldwide Inc			121,825	2,477,138	2,607,054
	Actuant Corp			60,901	1,638,440	1,459,200
	Advanced Energy Industries			24,572	583,027	693,678
	Aegion Corp			19,771	475,045	381,773
	Aep Industries Inc			4,595	263,959	354,491
	Aimmune Therapeutics Inc			2,797	53,624	51,602
	Air Lease Corp			8,090	256,247	270,850
	Air Products and Chemicals Inc			32,425	4,397,942	4,218,783
	Altria Group Inc			94,880	2,536,675	5,522,952
	Ambac Financial Group Inc			19,978	293,485	281,483
	American Assets Trust Inc REIT			8,091	323,223	310,286
	American Axle Mfg Holdings			22,874	556,658	433,239
	American Capital Mortgage In REIT			8,247	159,748	115,124
	American Eagle Outfitters			100,021	1,499,460	1,550,333
	American Express Co			56,070	3,370,107	3,899,659

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
American International Group			79,615	3,174,320	4,933,755
American Residential Propert REIT			20,125	363,426	380,369
American Woodmark Corp			7,891	358,955	631,132
Ameriprise Financial Inc			34,021	1,770,432	3,620,519
Amsurg Corp			7,267	355,681	552,279
Anika Therapeutics Inc			9,689	371,272	369,736
Anixter International Inc			4,346	416,788	262,462
Anthem Inc			23,745	1,820,731	3,310,987
Anworth Mortgage Asset Corp REIT			35,818	195,264	155,807
Apogee Enterprises Inc			999	52,886	43,461
Apollo Investment Corp			25,518	179,255	133,205
Applied Genetic Technologies			13,268	203,217	270,669
Arcbest Corp			13,285	437,717	284,167
Ardelyx Inc			2,897	53,255	52,489
Ares Commercial Real Estate REIT			30,254	398,516	346,105
Argan Inc			12,586	384,855	407,781
Ariad Pharmaceuticals Inc			12,486	86,824	78,037
Ascena Retail Group Inc			46,560	797,811	458,612
Aspen Technology Inc			24,572	917,601	927,852
Avalanche Biotechnologies Inc			40,554	664,648	386,078
Bank Of America Corp			347,593	6,601,839	5,849,994
Barrett Business Svcs Inc			5,294	267,696	230,503
Belden Inc			11,527	876,704	549,609

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Berry Plastics Group Inc			13,485	476,051	487,881
Big Lots Inc			1,698	72,851	65,444
Bloomin Brands Inc			9,689	162,031	163,649
Blucora Inc			64,328	1,077,346	630,411
BMC Stock Holdings Inc			19,916	383,898	333,586
Boise Cascade Co			2,897	87,472	73,954
Booz Allen Hamilton Holdings			12,947	289,652	399,428
Brink S Co			5,061	130,167	146,069
Bristow Group Inc			20,143	566,243	521,713
Brooks Automation Inc			14,412	157,107	153,918
Cabot Corp			7,183	419,935	293,638
CAC Maine Foods Inc			9,190	500,698	425,849
Cambrex Corp			17,048	697,432	802,782
Capital One Financial Corp			76,024	2,513,487	5,487,380
Cara Therapeutics Inc			2,697	42,532	45,471
Cardinal Health Inc			46,392	1,545,561	4,141,443
Cascade Microtech Inc			17,081	223,549	277,563
Cavco Industries Inc			8,488	637,962	707,173
Celldex Therapeutics Inc			16,282	238,746	255,297
Centene Corp			7,192	229,345	473,300
Central Garden And Pet Co A			32,364	542,244	440,145
Century Casinos Inc			4,295	31,306	33,416
Chatham Lodging Trust REIT			46,153	1,059,553	945,215

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Chemed Corp			6,552	660,849	981,434
	Chevron Corp			47,390	4,232,227	4,263,205
	Chimerix Inc			7,991	293,533	71,520
	Churchill Downs Inc			1,598	226,486	226,130
	Cigna Corp			28,534	1,124,041	4,175,347
	Cirrus Logic Inc			15,982	550,406	471,949
*	Citigroup Inc			12,081,937	1,001,224,859	625,240,221
	Cloud Peak Energy Inc			43,215	572,318	89,888
	Clubcorp Holdings Inc			11,126	194,378	203,281
	Coherent Inc			11,801	769,010	768,345
	Coherus Biosciences Inc			8,490	194,852	194,941
	Colony Financial Inc REIT			6,475	137,592	126,127
	Columbia Banking System Inc			12,128	243,480	394,293
	Comfort Systems Usa Inc			5,893	138,474	167,490
	Concert Pharmaceuticals Inc			18,180	401,891	344,866
	Conocophillips			80,912	4,328,771	3,777,791
	Consumer Portfolio Services			5,893	36,541	30,587
	Convergys Corp			7,312	163,378	181,990
	Corvel Corp			1,698	56,957	74,580
	CRA International Inc			2,642	62,097	49,274
	Crane Co			20,303	1,076,021	971,303
	Cross Country Healthcare Inc			8,391	138,266	137,521
	Cubic Corp			12,121	564,826	572,734

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Culp Inc			5,793	164,160	147,560
Curtiss Wright Corp			18,495	1,185,299	1,266,921
CYS Investments Inc REIT			60,999	537,004	434,926
Cytokinetics Inc			28,068	194,489	293,596
Dave & Buster's			18,679	719,171	779,661
Dean Foods Co			42,852	739,380	734,908
Deere Co			32,824	2,967,519	2,503,472
Demand Media Inc			8,890	81,470	48,895
Depomed Inc			16,182	365,982	293,376
Dermira Inc			11,587	330,517	401,025
Dhi Group Inc			66,108	609,198	606,207
Discover Financial Services			59,063	1,185,965	3,166,954
Donaldson Co Inc			41,895	1,530,678	1,200,707
Drew Industries Inc			13,233	643,605	805,764
Dril Quip Inc			2,564	149,719	151,873
E Trade Financial Corp			96,177	1,388,490	2,850,680
Earthlink Holdings Corp			98,589	778,959	732,517
Eaton Vance Corp			46,834	1,819,765	1,518,837
Eldorado Resorts Inc			19,079	182,224	209,864
Emcor Group Inc			1,299	60,713	62,382
Emergent Biosolutions Inc			14,783	456,733	591,483
Employers Holdings Inc			27,969	743,093	763,541
Endocyte Inc			4,894	20,280	19,627

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Enersys			49,180	3,147,312	2,750,619
Enteromedics Inc			22,241	—	—
Eplus Inc			300	24,845	27,947
Euronet Worldwide Inc			899	72,282	65,114
Express Inc			48,046	883,525	830,234
Extreme Networks Inc			41,353	175,619	168,722
Fairmount Santrol Holdings			188,363	2,553,215	442,653
Farmer Bros Co			3,196	100,203	103,148
Federal Agric Mtg Corp			4,495	143,837	141,905
Fidelity Southern Corp			33,792	637,167	753,899
Fifth Street Finance Corp			32,628	304,480	208,169
Fifth Third Bancorp			167,711	2,031,236	3,370,986
Finish Line			29,948	781,885	541,465
First American Financial			22,893	600,139	821,868
First Cash Finl Svcs Inc			31,721	1,381,911	1,187,332
First Citizens Bcshs			1,773	417,129	457,737
First Defiance Finl Corp			4,595	167,351	173,593
First Niagara Financial Grp			137,680	1,353,896	1,493,833
Five Prime Therapeutics Inc			4,894	117,316	203,122
FMC Corp			75,126	3,695,992	2,939,666
Fonar Corp			22,974	367,358	396,534
Forum Energy Technologies In			11,867	348,031	147,858
Forward Air Corp			24,684	1,091,613	1,061,669

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fossil Group Inc			61,061	4,350,914	2,232,402
Freightcar America Inc			15,383	353,042	298,886
FTD Cos Inc			11,616	370,187	303,989
FTI Consulting Inc			9,879	331,053	342,402
Futurefuel Corp			4,195	46,876	56,636
G & K Services Inc			4,699	275,853	295,549
General Cable Corp			17,980	237,902	241,468
General Communication Inc			9,090	145,164	179,796
General Dynamics Corp			22,947	1,760,068	3,151,964
Geron Corp			18,379	83,057	88,956
Gibraltar Industries Inc			8,490	216,401	215,997
Gigamon Inc			4,795	129,930	127,393
Global Brass and Copper Holding Inc.			13,285	252,476	282,972
Granite Construction Inc			11,881	458,600	509,798
Graphic Packaging Holding Co			93,827	967,439	1,203,806
Gray Television Inc			36,659	514,738	597,538
Group 1 Automotive Inc			7,006	456,831	530,363
Gulf Island Fabrication Inc			10,691	119,732	111,828
Hackett Group Inc			21,875	350,605	351,538
Hanesbrands Inc			165,616	1,044,860	4,874,067
Hanger Inc			13,123	444,409	215,877
Hanover Insurance Group Inc			7,715	337,725	627,564
Hatteras Financial Corp REIT			25,623	499,936	336,945

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Hawaiian Holdings Inc			24,373	631,520	861,083
Heartware International Inc			8,590	466,069	432,953
Heidrick & Struggles Intl			11,350	230,533	308,953
Helix Energy Solutions Group			52,747	1,051,637	277,447
Herman Miller Inc			6,393	181,073	183,474
Hibbett Sports Inc			4,921	152,238	148,825
Hillenbrand Inc			12,501	391,781	370,403
Hometrust Bancshares Inc			9,989	184,061	202,272
Honeywell International Inc			27,436	1,443,057	2,841,580
Hooker Furniture Corp			2,997	78,206	75,635
Huntington Ingalls Industrie			8,791	697,108	1,115,152
Hurco Companies Inc			4,595	123,360	122,039
ICU Medical Inc			7,092	680,229	799,838
IDT Corp			11,213	182,293	130,748
Inc Research Holdings Inc			16,481	542,614	799,516
Infinity Pharmaceuticals Inc			48,446	389,441	380,297
Infinity Property & Casualty			3,281	218,223	269,822
Innospec Inc			2,997	131,269	162,747
Inphi Corp			3,796	109,920	102,561
Insight Enterprises Inc			13,921	377,775	349,704
Insperity Inc Wd			5,494	282,176	264,527
Insteel Industries Inc			12,995	298,901	271,863
Integra Lifesciences Holding			8,336	349,714	564,989

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Integrated Device Tech Inc			23,673	531,870	623,793
Intel Corp			76,223	2,387,200	2,625,885
Inteliquent Inc			38,817	437,834	689,784
Intl Speedway Corp			7,424	238,424	250,325
Isle Of Capri Casinos			31,165	598,500	434,128
Ixia			28,568	416,600	355,099
Ixys Corporation			3,796	46,133	47,940
Jack In The Box Inc			699	62,284	53,637
Jetblue Airways Corp			2,597	54,470	58,824
Johnson & Johnson			40,406	2,589,178	4,150,527
Johnson Controls Inc388			96,177	4,687,886	3,798,021
Jpmorgan Chase & Co			89,293	3,670,653	5,896,000
K12 Inc			9,689	143,342	85,264
KAR Auction Services Inc			18,198	558,781	673,855
KBR Inc			136,982	4,303,909	2,317,737
Kcg Holdings Inc			55,737	703,981	686,126
Keycorp			224,778	2,881,040	2,964,826
Kindred Healthcare Inc			23,940	590,276	285,126
Knoll Inc			13,565	256,251	255,017
Koppers Holdings Inc			16,981	345,246	309,901
Korn/Ferry International			8,868	266,223	294,241
La Z Boy Inc			18,579	507,505	453,702
Landstar System Inc			2,485	153,217	145,757

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Lemaitre Vascular Inc			8,490	118,123	146,460
Lhc Group Inc			9,689	363,462	438,819
Lifepoint Hospitals Inc			5,764	305,072	423,042
Lifevantage Corp			22,475	189,236	213,959
Lincoln Electric Holdings			18,489	1,127,975	959,405
Lindsay Corp			14,874	1,154,453	1,076,897
Live Nation Entertainment In			20,010	421,496	491,658
Logmein Inc			3,796	206,499	254,693
Macrogenics Inc			14,983	459,437	464,028
Manhattan Associates Inc			8,990	571,159	594,861
Masimo Corp			4,395	180,057	182,439
Matson Inc			9,689	380,640	413,046
Maximus Inc			9,149	399,466	514,615
Maxlinear Inc			16,881	288,078	248,657
Mbia Inc			53,040	475,543	343,701
Mcbc Holdings Inc			16,182	221,791	221,691
Medifast Inc			21,588	653,816	655,835
Men S Wearhouse Inc			29,299	1,118,601	430,110
Mercadolibre Inc			12,923	1,481,218	1,477,566
Merck & Co. Inc.			70,337	3,567,506	3,715,187
Metaldyne Performance Group			6,593	129,712	120,908
MFA Financial Inc REIT			80,151	636,873	528,996
Microchip Technology Inc			97,873	2,785,405	4,555,002

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Microsemi Corp			18,279	653,594	595,727
Microsoft Corp			81,810	1,702,365	4,538,825
Microstrategy Inc			3,596	650,910	644,719
Minerals Technologies Inc			7,594	448,736	348,282
Molina Healthcare Inc			15,483	749,413	930,968
Momenta Pharmaceuticals Inc			26,370	473,893	391,336
Movado Group Inc			9,789	265,634	251,675
MRC Global Inc			20,214	518,955	260,764
Msc Industrial Direct Co			18,159	1,344,703	1,021,783
Mueller Industries Inc			5,223	156,899	141,547
Multi Packaging Solutions Inc			12,968	173,857	225,002
Myriad Genetics Inc			7,292	319,075	314,714
Nationstar Mortgage Holdings			22,187	687,834	296,641
Natus Medical Inc			6,792	277,508	326,373
Nautilus Inc			18,979	318,778	317,323
Navient Corp			244,632	3,595,095	2,801,039
Navigant Consulting Inc			64,438	1,106,398	1,034,866
Navigators Group Inc			32,775	2,085,582	2,811,778
Nci Building Systems Inc			1,398	17,248	17,354
Nelnet Inc			11,507	452,187	386,292
Neos Therapeutics Inc			2,808	36,427	40,208
Net 1 Ueps Technologies Inc			39,728	536,315	536,729
Netgear Inc			8,512	274,824	356,756

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Neurocrine Biosciences Inc			2,098	93,935	118,664
Neustar Inc			21,676	594,209	519,565
Nevro Corp			2,997	199,128	202,302
New York Community Bancorp			264,386	3,998,671	4,314,785
Nielsen Holdings PLC			92,984	4,450,494	4,333,063
Nordson Corp			7,890	560,081	506,151
Norwegian Cruise Line Holdings			70,137	3,660,171	4,110,041
NU Skin Enterprises Inc			76,597	4,022,267	2,902,254
Nutrisystem Inc			8,665	209,700	187,516
NVR Inc			3,622	3,775,626	5,950,279
Occidental Petroleum Corp			58,165	3,960,306	3,932,536
Ophthotech Corp			7,092	358,220	556,936
Oracle Corp			99,469	3,910,889	3,633,607
Outerwall Inc			9,789	645,193	357,690
Owens & Minor Inc			14,009	489,187	504,052
Owens Corning			121,019	4,678,304	5,691,529
Oxford Industries Inc			4,495	356,215	286,867
Parexel International Corp			12,388	718,925	843,875
Parsley Energy Inc			27,361	531,854	504,815
PDL Biopharma Inc			37,058	302,797	131,186
Pebblebrook Hotel Trust REIT			3,097	86,093	86,764
Pegasystems Inc			5,094	126,680	140,092
People S United Financial			219,890	2,641,280	3,551,218

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Pfenex Inc			19,378	332,308	239,902
Pfizer Inc			142,027	3,130,395	4,584,643
PHH Corp			28,712	708,735	465,130
Philip Morris International			38,810	2,230,681	3,411,780
Phillips 66			35,817	2,563,415	2,929,820
Pinnacle Entertainment Inc			7,691	284,466	239,355
PNC Financial Services Group			44,397	2,233,720	4,231,474
PNM Resources Inc			9,360	257,926	286,150
Portola Pharmaceuticals Inc			4,994	249,246	256,961
Prestige Brands Holdings Inc			7,791	398,657	401,093
Progenics Pharmaceuticals			60,379	395,260	370,124
Progress Software Corp			26,970	689,312	647,272
Provident Financial Hldgs			599	10,807	11,321
Qualcomm Inc			61,956	4,398,552	3,096,881
Radian Group Inc			37,731	538,882	505,212
Raytheon Company			26,439	1,373,047	3,292,403
Rci Hospitality Holdings Inc			5,094	54,999	50,892
Rent A Center Inc			13,744	363,596	205,741
Resources Connection Inc			10,388	182,113	169,745
Retailmenot Inc			32,663	315,199	324,020
Rex American Resources Corp			292	14,407	15,771
Reynolds American Inc			114,590	4,097,276	5,288,330
Rigel Pharmaceuticals Inc			72,419	315,782	219,428

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Rofin Sinar Technologies Inc			26,870	688,637	719,573
RPX Corp			80,716	1,251,763	887,878
Rsp Permian Inc			19,223	471,561	468,858
Ruth S Hospitality Group Inc			6,992	117,175	111,315
Safety Insurance Group Inc			20,459	1,104,901	1,153,478
Sanderson Farms Inc			1,199	103,911	92,919
Sangamo Biosciences Inc			21,979	195,127	200,671
Sanmina Corp			8,291	112,835	170,622
Saul Centers Inc REIT			4,512	224,467	231,326
Schweitzer Mauduit Intl Inc			16,954	699,004	711,895
Sciclone Pharmaceuticals Inc			65,526	507,890	602,842
Seaworld Entertainment Inc			205,623	4,743,016	4,048,712
Select Comfort Corporation			20,877	533,647	446,966
Select Medical Holdings Corp			25,798	359,281	307,254
Sensient Technologies Corp			2,571	143,230	161,517
Shake Shack Inc			999	40,199	39,556
Shenandoah Telecommunication			6,892	275,866	296,711
Shoretel Inc			74,816	660,463	662,120
Silver Bay Realty Trust Corp REIT			14,280	215,342	223,624
SL Inds Inc			2,907	129,982	92,667
SLM Corp			522,510	4,549,630	3,406,764
Smith and Wesson Holding Corp			28,268	495,766	621,335
Sorrento Therapeutics Inc			18,979	245,208	165,304

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Spark Energy Inc			4,795	68,527	99,344
	Spartannash Co			6,007	170,416	129,997
	Spirit Aerosystems Hold			90,690	3,418,797	4,540,824
	Spok Holdings Inc			6,692	99,907	122,606
	Spx Flow Inc			45,993	2,449,462	1,283,672
	Stancorp Financial Group			3,992	252,564	454,553
	Standex International Corp5			699	56,058	58,140
	Stanley Black & Decker Inc			48,787	2,998,852	5,207,012
	Starz			13,603	434,416	455,690
*	State Street Corp			110,178	3,936,653	7,311,421
	Stepan Co			3,796	197,563	188,610
	Steven Madden Ltd			16,146	528,737	487,927
	Sucampo Pharmaceuticals			15,882	269,944	274,602
	Summit Hotel Properties Inc REIT			3,596	43,404	42,972
	Sykes Enterprises Inc			27,723	510,707	853,308
	Symetra Financial Corp			21,877	443,347	695,045
	Synnex Corp			14,098	773,854	1,267,846
	Target Corp			36,914	2,124,539	2,680,349
	Teletech Holdings Inc			21,749	575,761	607,002
	Teradyne Inc			15,870	301,535	328,036
	Terex Corp			23,065	834,792	426,242
	Tessera Technologies Inc			5,194	185,262	155,877
	Tetra Tech Inc			15,097	376,684	392,824

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Texas Instruments Inc			84,903	2,451,703	4,653,530
Thermon Group Holdings Inc			70,415	1,571,858	1,191,418
Thor Industries Inc			17,059	1,059,588	957,852
Timken Co			62,478	2,101,060	1,786,238
Trevena Inc			35,860	373,182	376,526
Trueblue Inc			8,091	196,361	208,422
Tupperware Brands Corp			44,442	2,884,899	2,473,198
Tutor Perini Corp			11,824	280,660	197,929
Two Harbors Investment Corp REIT			73,410	750,064	594,624
Tyco International Plc			80,613	2,859,253	2,570,745
Tyler Technologies Inc			899	155,480	156,712
Ultragenyx Pharmaceutical In			300	29,229	33,616
United Fire Group Inc			2,697	92,344	103,321
United Online Inc When Issue			18,200	211,451	214,572
United Technologies Corp			46,352	4,430,472	4,453,077
Unitedhealth Group Inc			32,824	1,491,559	3,861,394
Universal Corp			4,747	251,293	266,193
Verizon Communications Inc			86,907	3,659,686	4,016,855
Virtus Investment Partners			11,293	1,889,470	1,326,511
Vwr Corp			10,688	276,292	302,577
Wabash National Corp			66,825	903,379	790,538
Walker & Dunlop Inc			37,643	634,572	1,084,485
Washington Federal Inc			21,455	470,620	511,269
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Web.Com Group Inc			35,960	868,808	719,551
Weis Markets Inc			3,196	132,591	141,601
Wells Fargo & Co			109,646	3,532,217	5,978,220
Wesco International Inc			13,142	936,035	574,052
Western Refining Inc			13,300	550,957	473,747
Woodward Inc			42,570	1,971,316	2,114,032
World Fuel Services Corp			39,691	1,749,445	1,526,529
Xo Group Inc			16,382	272,947	263,088
Yrc Worldwide Inc			27,070	408,775	383,846
Zagg Inc			47,941	374,398	524,475
Zeltiq Aesthetics Inc			10,089	336,656	287,829
Zix Corp			116,769	581,013	593,177
Total U.S. equities				1,336,225,340	1,003,097,313
Non-U.S. equities:
3I Group Plc			28,368	182,172	201,367
58.Com Inc			12,875	582,375	849,248
Aalberts Industries Nv			19,958	533,325	689,204
Abcam Plc			122,038	833,857	1,196,146
Adani Ports And Special Econ			37,294	188,399	146,963
Advantech Co Ltd			60,502	411,356	389,567
Afreecatv Co Ltd			26,873	815,107	641,721
Aia Group Ltd			217,324	1,296,741	1,306,720
Air Arabia Pjsc			2,109,337	804,891	781,023

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
AIR Water Inc			37,927	579,327	616,693
Airports Of Thailand Pcl			48,350	407,943	464,886
Ajisen China Holdings Ltd			277,465	219,554	123,156
Alibaba Group Holding			30,406	2,522,620	2,471,125
Altisource Portfolio Sol			5,594	151,763	155,561
Altran Technologies Sa			50,373	515,286	675,246
Amadeus It Holding			21,740	830,765	960,829
Ambev			277,220	1,764,827	1,236,402
Ambu			41,054	752,691	1,251,971
Amorepacific Corp			1,288	377,249	455,309
Anadolu Hayat Emeklilik			336,555	657,293	697,590
Anta Sports Products Ltd			55,826	159,534	153,429
Apollo Hospitals Enterprise			7,315	109,535	161,926
Argo Group International			1,252	61,356	74,895
Ashikaga Holdings Co Ltd			185,043	751,551	727,591
Ashmore Group Plc			605,340	3,544,489	2,285,461
Asian Paints Ltd			18,363	233,663	244,967
Aspen Insurance Holdings Ltd			40,745	1,859,724	1,967,991
Aspen Insurance Holdings Ltd			14,883	726,012	718,861
Aspen Pharmacare Holdings Ltd			19,500	535,910	389,465
Assured Guaranty Ltd			11,523	279,243	304,554
Astra International Tbk			810,577	367,052	352,808
Aurobindo Pharma Ltd			20,303	255,923	268,423

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Auto Trader Group Plc			113,890	468,882	745,307
Autohome Inc			21,059	778,794	735,395
Avanza Bank Holding Ab			21,400	735,689	932,842
AVG Technologies			16,881	383,330	338,464
Avichina Industry			199,379	219,412	156,928
Axiare Patrimonio Socimi Sa REIT			98,328	1,242,974	1,409,935
Axis Bank Ltd Depository Receipt			39,692	1,616,535	1,335,651
Axis Capital Holdings Ltd25			34,984	1,759,910	1,966,781
Ayala Land Inc			550,487	451,567	403,023
Baidu Inc			8,410	1,631,791	1,589,808
Banca Generali Spa			20,667	564,871	655,113
Banca Transilvania			709,767	376,338	414,370
Banco Bradesco			126,649	751,925	609,181
Banco Santander Chile			16,078	394,281	283,615
Bangkok Airways			1,349,001	764,183	865,970
Bangkok Dusit Med Service			502,636	322,573	311,485
Bank Negara Indonesia Perser			2,762,402	1,125,102	999,955
Bank Of The Ryukyus Ltd			41,819	662,904	593,770
Bank Rakyat Indonesia Perser			1,020,102	746,350	845,460
Baron De Ley			3,199	302,281	385,714
BB Seguridade Participacoes			61,186	584,089	376,277
Bdo Unibank Inc			186,450	439,654	416,050
BEC World Pcl			597,948	729,332	506,806

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Bec World Public Co Ltd			2,695	2,285	2,284
Beijing Enterprises Water Gr			456,579	222,837	321,072
Bharti Infratel Ltd			43,519	272,933	279,966
Bidvest Group Ltd			10,010	252,670	212,018
Bim Birlesik Magazalar			10,717	219,428	188,533
Binggrae Co Ltd			4,946	413,871	288,971
Biomerieux			3,488	361,585	416,446
Booker Group Plc			114,701	335,189	306,840
BP Plc Spons			140,175	5,640,148	4,381,860
BR Malls Participacoes Sa			61,581	419,040	172,778
Brasil Brokers Participacoes			315,392	285,013	104,433
Brenntag Ag			15,210	754,799	797,696
BRF Sa			18,144	392,217	254,067
Britannia Industries Ltd			6,175	298,091	278,142
BT Investment Management Ltd			99,971	548,719	935,362
Bursa Malaysia Bhd			205,604	498,171	399,858
Byggmax Group Ab			53,252	355,824	549,541
Cairn Homes Plc			234,498	297,934	304,409
Carnival Corp			109,346	4,174,824	5,957,181
Central Pattana Pub Co			226,894	313,748	296,346
Cetip Sa Mercados Organizado			32,506	359,574	308,112
China Construction Bank			3,172,126	3,010,538	2,173,376
China Everbright Intl Ltd			211,342	350,038	271,331

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
China Machinery Engineering			373,836	271,360	274,463
China Mengniu Dairy Co			125,609	358,393	204,860
China Mobile Ltd			73,770	943,411	832,875
China Overseas Land and Invest			261,187	844,329	913,294
China Pacific Insurance			552,879	2,665,958	2,272,111
China Petroleum + Chemical H			1,256,090	764,246	760,123
China Resources Land Ltd			203,367	594,865	593,033
China Vanke Co Ltd H			321,898	675,190	951,138
Chugoku Marine Paints Ltd			110,787	939,787	821,494
Cielo Sa			45,159	542,156	383,420
CJ Cheiljedang Corp			1,731	627,071	557,184
Cochlear Ltd			10,211	618,115	710,088
Computer Modelling Group Ltd			22,956	238,552	148,400
Concentric Ab			88,058	1,012,803	1,117,619
Convenience Retail Asia Ltd			670,708	459,265	301,164
Cosan Ltd			353,917	1,705,001	1,305,955
Coway Co Ltd			3,711	271,484	266,200
Cp All Pcl			298,770	413,225	325,878
Credicorp Ltd			5,703	800,420	555,040
Credit Saison Co Ltd			27,148	508,827	541,848
Credito Real Sab De Cv			153,622	421,692	388,788
CRH Plc Sponsored			174,794	3,755,394	5,037,572
Cspc Pharmaceutical Group Ltd			638,769	664,245	652,768

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Ctrip.Com International			8,441	430,890	391,059
CTS Eventim Ag & Co Kgaa			21,294	610,850	849,857
Cub Elecparts Inc			15,050	167,911	180,069
Cyfrowy Polsat Sa			100,520	577,953	531,498
Dabur India Ltd			43,377	181,169	181,163
Daiichikosho Co Ltd			17,067	463,284	681,720
Dali Foods Group Co Ltd			410,722	276,572	233,179
DCC Plc			13,334	775,270	1,112,385
Delphi Automotive Plc			27,037	1,165,629	2,317,903
Delta Electronics Inc			160,691	792,840	760,722
Descartes Systems Grp			30,641	472,620	614,099
Descente Ltd			998	11,774	12,794
Dfs Furniture Plc			165,561	656,846	811,124
Direct Line Insurance Group			109,484	583,259	657,577
Discovery Ltd			19,396	141,634	166,413
DKSH Holding Ltd			13,435	967,130	850,264
Doctor Reddy S Lab			6,462	362,070	299,121
Dometic Group Ab			69,442	426,957	447,265
DP World Ltd			65,244	1,368,321	1,324,452
Dubai Islamic Bank			138,131	295,893	232,412
Dufry Ag Reg			6,645	977,125	796,627
E.Sun Financial Holding Co			533,514	298,983	311,042
Eaton Corp Plc			45,594	2,378,773	2,372,721

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Ebiquity Plc			173,727	334,699	357,199
Eclat Textile Company Ltd			16,947	263,908	233,981
Edenred			27,274	656,444	517,013
Edita Food Industries			29,184	472,416	539,900
Eicher Motors Ltd			497	152,049	126,701
Emaar Malls Group Pjsc			269,250	229,039	202,322
Emaar Properties Pjsc			535,208	1,146,204	829,114
Eo Technics Co Ltd			6,512	626,016	693,151
Erste Group Bank Ag			38,801	1,122,312	1,218,550
Essent Group Ltd5			15,808	346,212	346,042
Eurofins Scientific			4,272	1,125,654	1,493,520
Eva Precision Industrial Hld			3,112,313	810,532	554,182
Everest Re Group Ltd			8,374	1,302,374	1,533,119
Exova Group Plc			253,324	688,258	540,459
Feng Tay Enterprise Co Ltd			23,926	134,672	122,370
Ferroglobe Plc			21,985	436,749	236,342
Fibra Uno Administracion Sa REIT			183,830	533,477	404,356
First Gulf Bank			59,204	166,362	203,901
Firstrand Ltd			96,200	363,989	263,043
Fisher & Paykel Healthcare C			204,188	837,139	1,244,103
Flybe Group Plc			402,911	731,010	543,373
Fomento Economico Mex Sp			6,253	578,315	577,422
Fresh Del Monte Produce			69	1,862	2,680

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fubon Financial Holding Co			179,790	240,223	246,311
Fufeng Group Ltd			1,722,681	872,379	777,970
Fujitec Co Ltd			88,529	906,443	918,448
Fujitsu General Ltd			50,902	650,746	656,294
Geely Automobile Holdings Ltd			378,821	202,507	201,871
Georgia Healthcare Group Plc			129,750	368,027	296,420
Global Indemnity Plc			9,488	255,847	275,351
Great Wall Motor Company			460,068	587,206	537,230
Greencross Ltd			98,206	423,814	478,712
Grifols Sa			17,000	693,027	787,264
Grifols Sa B Preference			3,600	127,854	116,990
Grupo Aeroport Del Pacific			18,144	146,961	159,930
Grupo Aeroportuario Sur			1,925	291,308	270,791
Grupo Fin Santander			48,464	374,273	420,184
Grupo Fin Santander			101,883	188,257	178,032
Grupo Financiero Inbursa O			96,300	266,494	174,020
Grupo Lala Sab De Cv			150,410	362,115	347,305
GS Retail Co Ltd			11,281	270,326	517,617
Haier Electronics Group Co			322,678	532,092	654,503
Havas Sa			48,619	424,549	409,687
Hays Plc			338,122	669,727	727,103
HDFC Bank Limited			61,004	703,879	997,413
Hikari Tsushin Inc			14,173	987,206	971,983

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Hindustan Unilever Ltd			22,664	335,660	295,038
Hoshino Resorts Reit Inc REIT			64	637,104	666,939
Hotel Shilla Co Ltd			1,342	139,252	88,459
Housing Development Finance			46,259	776,263	883,488
Huaneng Renewables Corp H			1,038,835	440,321	310,974
Huhtamaki Oyj			15,838	451,835	576,379
Huntsworth Plc			307,099	245,677	178,790
Icici Bank Ltd			165,766	1,693,800	1,297,948
Icon Plc			6,295	285,037	489,115
Iguatemi Emp De Shopping			34,633	308,126	165,539
Ihh Healthcare Bhd			103,378	173,000	158,432
IMCD Group Nv			20,661	627,686	764,564
Indusind Bank Ltd			39,953	418,402	582,172
Indutrade Ab			7,740	295,392	441,144
Infosys Ltd			54,138	970,287	905,905
Infraestructura Energetica N			41,172	211,330	171,661
Integrated Diagnostics Holding			173,217	981,154	856,557
Intermediate Capital Group			73,163	565,094	676,126
Interpark Corp			31,065	623,742	605,380
Intertrust Nv			20,638	366,761	454,215
Intl Container Term Svcs Inc			60,153	139,677	89,868
Investec Plc			121,987	1,037,603	861,945
Invincible Investment Corp REIT			1,335	684,815	781,529

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
IP Group Plc			175,369	590,529	529,877
IQU Plc			2,065,662	545,445	532,801
Itau Unibanco Holding S Pref Preference			106,369	780,575	707,916
Ituran Location And Control			75,601	1,649,637	1,431,126
Japan Securities Finance Co			147,915	932,827	761,124
Jin Co Ltd			5,489	134,622	204,436
JP Morgan Structured Products			471,632	1,830,295	2,054,644
Jupiter Fund Management			172,137	1,021,614	1,146,023
Just Eat Plc			112,343	712,491	817,477
Kadokawa Dwango Corp			32,238	430,343	487,474
Kakaku.Com Inc			26,449	386,680	526,364
Kalbe Farma Tbk Pt			1,133,671	125,967	108,556
Kangwon Land Inc			8,095	295,664	265,098
Kasikornbank Pcl			73,870	465,446	308,947
Kendrion Nv			17,785	501,242	468,210
KOC Holding As			142,375	725,363	533,140
Koito Manufacturing Co Ltd			18,065	512,493	752,372
Komercni Banka As			868	194,210	172,785
Korea Electric Power Corp			20,455	876,481	872,258
Korean Reinsurance Co			124,823	1,319,438	1,506,328
Laboratorios Farmaceuticos R			42,457	477,045	662,301
Largan Precision Co Ltd			19,938	1,656,724	1,377,877
Leeno Industrial Inc			9,146	343,509	365,840

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Lenta Ltd			137,039	996,413	925,016
Lg Chem Ltd			891	254,153	249,685
Lg Corp			30,853	1,510,590	1,650,739
LG Household & Health Care			1,280	794,007	1,146,234
Lig Nex1 Co Ltd			10,178	637,850	898,438
Lindab International Ab			56,007	445,869	417,864
Lippo Karawaci Tbk			1,482,486	137,675	111,307
Livanova Plc			11,127	724,574	693,983
Lojas Renner S.A.			38,979	267,505	168,477
Lupin Ltd			17,025	542,707	471,508
Luthai Textile Co Ltd			619,407	913,462	859,160
Luxoft Holding Inc			11,578	456,270	892,988
Mabuchi Motor Co Ltd			10,480	468,991	578,461
Macquarie Bank Ltd			251,218	671,690	669,923
Magicjack Vocaltec Ltd			11,987	90,137	113,273
Magnit Pjsc Spon Gdr			5,969	324,572	240,090
Maiden Holdings Ltd			45,303	567,428	675,468
Mail.Ru Group			26,552	670,809	598,744
Majestic Wine Plc			100,356	581,124	443,743
Major Cineplex Group			825,410	612,266	808,551
Maruti Suzuki India Ltd			3,702	132,894	258,561
Matahari Department Store			112,649	140,303	143,825
Mayora Indah Pt			288,644	714,864	638,639

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Mccarthy + Stone Plc			162,571	493,457	608,617
Mediatek Inc			50,842	421,312	386,959
Medtronic PLC			63,453	4,746,264	4,880,784
Medy Tox Inc			341	141,017	149,105
Mellanox Technologies Ltd			4,395	192,440	185,208
Mersen (Ex Carbon Lorraine)			28,947	726,578	534,571
Metawater Co Ltd			41,320	854,951	1,018,798
Minth Group Ltd			269,481	527,731	535,474
Miraca Holdings Inc			11,178	476,556	497,151
Miura Co Ltd			32,438	444,941	464,606
Modern Dental Group Ltd			682,874	373,781	362,137
Moncler Spa			31,458	451,739	441,518
Motherson Sumi Systems Ltd			72,208	355,613	320,568
Multiplus Sa			30,641	357,980	289,197
Musashi Seimitsu Industry Co			34,334	684,040	708,112
Myob Group Ltd			159,639	454,311	378,635
Nabtesco Corp			27,248	657,933	561,281
Nakanishi Inc			14,372	532,728	562,132
Naspers Ltd N Shs			30,920	3,817,661	4,230,253
Navios Maritime Acquisition			7,891	33,460	23,752
Netease Inc			4,374	544,739	792,813
NHK Spring Co Ltd			40,123	399,477	407,581
Nibe Industrier Ab B Shs			16,642	420,831	561,601

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Nifco Inc			20,660	739,449	966,930
Nihon Parkerizing Co Ltd			91,623	921,299	946,739
Nikkiso Co Ltd			68,268	714,902	544,241
Nippon Ceramic Co Ltd			31,938	447,313	510,028
Nippon Kayaku Co Ltd			35,931	436,888	380,828
Nippon Seiki Co Ltd			55,892	1,216,296	1,289,805
Nippon Soda Co Ltd			80,844	417,070	487,236
Nissan Chemical Industries			29,743	539,857	684,630
Norma Group Se			24,644	1,067,158	1,369,299
Obara Group Inc			21,658	814,934	795,790
Odontoprev S.A.			88,330	309,733	210,987
Orthofix International Nv			17,469	541,830	684,973
Osstem Implant Co Ltd			10,052	529,481	694,369
Oxford Instruments Plc			69,810	981,901	789,183
Pacific Textiles Holdings			1,239,940	1,637,020	1,916,669
Paddy Power Plc			6,063	494,735	810,808
Pakuwon Jati Tbk Pt			24,195,290	755,397	870,574
Partners Group Holding Ag			3,581	970,031	1,292,380
Paypoint Plc			65,747	1,053,077	892,980
Paysafe Group Plc			161,526	763,204	885,036
Pets At Home Group Plc			168,623	705,022	685,456
Ping An Insurance Group Co H			278,633	1,415,224	1,542,337
Pla Administradora Industria REIT			714,975	1,411,123	1,151,666

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Playtech Plc			113,193	1,302,729	1,388,902
Polypipe Group Plc			158,268	676,755	814,117
Press Kogyo Co Ltd			208,997	876,847	919,071
Promotora Y Operadora De Inf			22,829	306,384	268,219
Ptt Pcl			75,664	550,803	513,051
Pure Technologies Ltd			15,171	108,139	51,002
Qatar National Bank			6,013	290,788	288,918
Raia Drogasil Sa			21,234	264,880	190,428
Rapala Vmc Oyj			39,503	269,629	203,403
Rathbone Brothers Plc			13,400	428,592	434,512
Rhodes Food Group Pty Ltd			162,543	245,675	245,459
Robinson Dept Store Pcl			515,994	560,687	623,753
Robinsons Retail Holdings Inc			641,623	951,516	859,042
Royal Caribbean Cruises Ltd			57,467	2,012,099	5,816,197
S and T Motiv Co Ltd			8,367	492,795	612,237
S.A.C.I. Falabella			45,118	394,365	287,795
SAIS Global Ltd			596,568	2,056,379	1,818,597
Samsonite International Sa			198,218	638,024	597,200
Samsung Card			21,009	565,205	552,740
Samsung Electronics			303	248,489	281,979
Samsung Electronics Co Ltd			4,328	4,763,825	4,650,282
Sanlam Ltd			439,052	1,782,713	1,715,352
Sanofi			100,966	4,378,127	4,306,185

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Sanwa Holdings Corp			119,071	869,185	954,188
Sapiens International Corp			22,901	262,463	233,593
Sartorius Ag Vorzug Preference			2,948	372,122	770,104
Savills Plc			56,252	836,338	734,577
Scout24 Ag			17,378	584,670	621,532
Seadrill Ltd			32,325	1,049,559	109,582
Security Bank Corp			395,997	1,349,064	1,195,019
Semiconductor Manufacturing			3,141,223	338,264	320,196
Seria Co Ltd			15,171	633,053	740,284
Seven Generations Energy A			19,063	349,715	184,992
SFS Group Ag			8,330	591,493	582,514
Shanghai Fosun Pharmaceuti			18,443	57,914	53,423
Shenzhou International Group			27,913	142,854	160,452
Sims Metal Management Ltd			47,671	441,007	251,106
Sina Corp			13,674	532,633	675,479
Sino Biopharmaceutical			846,369	637,092	768,816
Sino Biopharmaceutical			161,497	125,370	146,699
Sinopharm Group Co H			50,244	213,750	201,619
SK Hynix Inc			68,541	2,843,625	1,797,472
Skylark Co Ltd			50,503	576,528	658,703
Soufun Holdings Ltd			86,833	611,044	641,694
Spie Sa			25,181	494,237	464,208
Spirax Sarco Engineering Plc			10,603	549,453	513,039

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Stabilus Sa			21,617	695,076	905,384
Steinhoff International			72,121	450,674	365,408
Sumitomo Seika Chemicals Co			104,798	672,464	643,799
Sunny Optical Tech			203,608	353,819	468,157
Surya Citra Media Pt Tbk			1,778,374	546,213	399,924
Suzano Papel E Celulo			196,189	912,124	926,832
Taiwan Semiconductor			81,296	1,699,284	1,849,483
Taiwan Semiconductor Manufac			461,563	2,088,085	2,009,424
Taiwan Semiconductor Manufacture			126,606	547,507	551,181
Taiyo Holdings Co Ltd			11,877	403,032	461,578
Takkt Ag			24,506	421,702	491,018
Tal Education Group			16,868	527,209	783,833
Tata Motors Ltd			192,681	1,099,554	1,140,542
Tav Havalimanlari Holding As			23,296	194,308	145,182
Tecan Group Ag Reg			6,073	679,711	988,352
Ted Baker Plc			23,351	719,953	1,028,382
Tele Columbus Ag			77,351	729,295	785,646
Telecom Argentina			33,046	549,325	531,051
Telekomunikasi Indonesia Per			1,870,279	409,935	421,271
Temp Holdings Co Ltd			54,794	556,826	858,618
Tencent Holdings Ltd			100,083	1,553,139	1,971,929
Tenedora Nemak Sa De Cv			170,569	219,551	230,208
Teva Pharmaceutical			77,720	3,309,211	5,101,515

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Tfs Corporation Ltd			480,752	619,917	552,638
Thai Beverage Pcl			337,948	172,450	164,370
Thule Group Ab			43,521	490,930	597,534
Tofas Turk Otomobil Fabrika			31,698	201,181	205,795
Tokyo Tatemono Co Ltd			33,236	523,049	365,528
Tong Ren Tang Technologies			375,277	632,767	613,021
Totvs Sa			18,165	259,160	142,473
Travelsky Technology Ltd H			570,900	645,793	942,888
Tucows Inc			15,383	397,950	324,575
Tupras Turkiye Petrol Rafine			6,135	152,078	146,287
Turk Hava Yollari Ao			304,486	714,562	770,904
UACJ Corp			271,477	918,691	643,177
Ultrapar Participacoes Sa			11,499	263,025	175,704
Uniqure Nv			2,474	64,843	40,924
Universal Robina Corp			66,213	233,004	261,728
Ushio Inc			39,025	420,414	544,359
Veda Group Ltd			239,769	482,046	488,443
Victrex Plc			56,780	1,567,446	1,509,722
Vodafone Group Plc			97,991	4,657,012	3,161,176
Volution Group Plc			304,616	779,523	855,295
Vostok New Ventures Ltd			45,281	300,691	292,720
VT Holdings Co Ltd			123,263	462,868	740,835
Walmart De Mexico Sab De Cv			539,321	1,303,025	1,358,362

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Wandisco Plc			57,552	276,037	72,950
WEG Sa			35,250	203,014	133,205
Weifu High Technology Grou B			196,853	698,630	506,727
Wirecard Ag			22,580	835,119	1,140,607
X 5 Retail Group			25,327	439,642	479,950
Xaar Plc			65,224	482,992	403,763
Xchanging Plc			303,560	913,741	863,515
Xinjiang Goldwind			129,796	277,094	249,203
Xinyi Solar Holdings Ltd			496,455	221,773	202,421
XXL Asa			82,277	830,720	948,138
Yellow Hat Ltd			23,255	509,558	480,009
Yes Bank Ltd			51,228	644,870	562,133
Yoox Spa			14,246	344,521	534,659
Yougov Plc			289,237	511,039	620,286
Total Non-U.S. equities				278,209,615	286,220,761
Mutual funds:
DFA Emerging Markets Portfolio			3,865,845	94,195,599	76,543,736
DFA International Value Portfolio			16,769,780	215,922,277	203,920,522
Dodge & Cox International Stock Fund			6,222,178	215,834,443	226,985,058
Ishares Msci India Etf			119,283	3,454,801	3,285,046
Legg Mason Bw Global Opportunities			4,839,495	54,486,775	47,185,074
T Rowe Price International Discovery Fund			8,980,838	84,740,875	73,193,828
Vinacapital Vietnam Opportunity			312,350	816,997	744,954

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Western Asset High Yield Fund			10,000,644	85,911,937	73,104,709
	Total mutual funds				755,363,704	704,962,927
	Collective trust funds:
	AEW Capital Management REIT Fund			8,664,779	123,215,487	158,478,812
	BFA Lifepath Index 2020 Fund			10,779,167	153,737,655	180,705,187
	BFA Lifepath Index 2025 Fund			13,000,313	173,593,848	206,589,281
	BFA Lifepath Index 2030 Fund			13,246,237	190,081,978	225,900,003
	BFA Lifepath Index 2035 Fund			12,844,324	173,452,205	204,232,455
	BFA Lifepath Index 2040 Fund			11,625,696	169,869,527	199,266,753
	BFA Lifepath Index 2045 Fund			16,834,401	224,058,907	265,608,123
	BFA Lifepath Index 2050 Fund			9,755,416	117,342,703	125,994,124
	BFA Lifepath Index 2055 Fund			745,156	12,935,376	12,497,607
	BFA Lifepath Index Retirement			11,597,767	182,314,148	193,567,889
	Citigroup Large Cap Growth Wellington Lrg Cap			16,344,627	189,413,190	289,463,351
*	SSgA Bloomberg Roll Select Commodity Index			4,494,356	43,495,824	28,175,116
*	SSgA Emg Mkts Indx NL SF CL A			5,904,454	149,504,847	129,514,188
*	SSgA Intl Indx SL SF CL I			28,040,860	578,402,686	646,622,229
*	SSgA Russell All Cap (R) Indx SL SF CL I			18,846,726	389,574,068	699,590,452
*	SSgA Russell Small Cap (R) Indx SL SF CL I			10,685,533	256,693,983	456,475,286
*	SSgA S&P 500 (R) Indx SL SF CL I			3,710,270	1,096,039,304	1,751,525,676
*	SSgA S&P Midcap (R) Indx SL SF CL I			10,320,661	410,806,021	581,197,690
*	SSgA U.S. Inflation Pro Bond Indx SL SF CL I			7,794,986	109,766,043	114,391,424
*	U.S. Diversified Bond BL SF CL A			60,345,740	609,269,915	618,905,906

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Wellington CIF II Citigroup Emerging Markets Debt Portfolio			4,502,828	57,212,242	55,925,121
Total collective trust funds				5,410,779,957	7,144,626,673
Guaranteed investment contracts (GICs):
Traditional GICs:
Principal Life Contract No. 6-18274	1.25%		6,718,624	6,718,624	6,718,349
Total traditional GICs				6,718,624	6,718,349
Separate Account GICs:
New York Life Contract No. 29038	2.33%		134,180,933	134,180,933	135,834,071
Voya Retirement Ins & Annuity Co Contract 60385	1.32%		56,582,089	56,582,089	56,166,262
Total separate account GICs				190,763,022	192,000,333
Synthetic GICs:
American General Life Contract No. 725840	2.56%
Abbvie Inc Sr Unsec	3.60%	5/14/2025	1,800,512	1,815,888	1,780,486
Abn Amro Bank Nv Sr Unsec 144A	2.45%	6/4/2020	810,230	809,096	804,594
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	1,845,524	1,841,741	1,801,845
American Express Glbl Sr Nt	7.00%	3/19/2018	1,800,512	2,265,332	1,997,787
Amgen Inc Sr Unsec	3.13%	5/1/2025	765,217	752,400	728,383
Anheuser-Busch Inbev Fin Sr Unsec	3.70%	2/1/2024	405,115	423,317	413,734
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	1,305,371	1,725,777	1,509,545
AT&T Inc Sr Unsec	3.40%	5/15/2025	765,217	747,763	736,899
Baidu Inc Sr Unsec	2.75%	6/9/2019	1,395,397	1,397,671	1,389,812
Bank Of America Corp Sr Unsec	4.00%	4/1/2024	2,250,640	2,350,523	2,305,787
Bp Capital Markets Plc Co Gtd	4.74%	3/11/2021	1,125,320	1,260,865	1,236,765

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Brf Sa Sr Unsec 144A	4.75%	5/22/2024	360,102	356,051	332,194
Cash Collateral Fut Rdr Usd	0.20%	12/31/2060	72,020	72,020	72,020
Cash Collateral Lch Fob Usd	0.10%	12/31/2060	150,343	150,343	150,343
Chait 2015-A5 A	1.36%	4/15/2020	450,128	450,049	447,781
Cobb-Marietta Coliseu	2.55%	7/1/2021	562,660	562,660	560,375
Dominion Gas Hldgs Llc Sr Unsec	2.80%	11/15/2020	607,673	605,625	610,067
Energy Transfer Partners Sr Unsec	4.15%	10/1/2020	514,946	538,701	475,534
Enterprise Products Oper Sr Unsec	3.70%	2/15/2026	202,558	204,443	182,068
Fed Home Ln Mtge Glbl Nt (6Mmm)	1.25%	10/2/2019	4,051,151	4,014,797	3,998,114
FHLMC Gold 30Yr #Q3-7305	3.00%	11/1/2045	1,827,411	1,831,266	1,826,948
Fin Fut Us 10Yr Cbt 03/21/16	6.00%	3/22/2016	(3,916,113)	(4,944,705)	(4,930,631)
Federal Natl Mtg Assn Nt (3.5Mmm)	1.75%	11/26/2019	4,051,151	4,100,681	4,074,243
Federal Natl Mtg Assn Pass Thru 20Yr #255075	5.50%	2/1/2024	413,224	461,132	460,344
Federal Natl Mtg Assn Pass Pass Thru 20Yr #256600	5.50%	2/1/2027	1,287	1,436	1,434
Federal Natl Mtg Assn Pass Thru 20Yr #257047	5.50%	1/1/2028	61,023	68,098	67,982
Federal Natl Mtg Assn Pass Thru 20Yr #310164	5.50%	1/1/2026	287,666	321,018	320,469
Federal Natl Mtg Assn Pass Thru 20Yr #888843	5.50%	3/1/2027	86,869	96,940	96,774
Federal Natl Mtg Assn Pass Thru 20Yr #Ad0912	5.50%	4/1/2029	211,885	236,450	236,046
Federal Natl Mtg Assn Pass Thru 20Yr #Ae0787	5.50%	5/1/2028	93,067	103,856	103,698
Federal Natl Mtg Assn Pass Thru 20Yr #Al6938	5.50%	4/1/2030	219,254	244,673	244,255
Federal Natl Mtg Assn Pass Thru 30Yr #357908	5.50%	7/1/2035	17,232	19,230	19,345
Federal Natl Mtg Assn Pass Thru 30Yr #756202	5.50%	12/1/2033	16,834	18,786	18,844
Federal Natl Mtg Assn Pass Thru 30Yr #802316	5.50%	11/1/2034	13,160	14,686	14,791

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn Pass Thru 30Yr #804303	5.50%	11/1/2034	36,029	40,206	40,144
Federal Natl Mtg Assn Pass Thru 30Yr #808040	5.50%	2/1/2035	414,826	462,920	467,712
Federal Natl Mtg Assn Pass Thru 30Yr #817640	5.50%	11/1/2035	229,514	256,123	255,768
Federal Natl Mtg Assn Pass Thru 30Yr #831356	5.50%	3/1/2036	191,817	214,055	215,160
Federal Natl Mtg Assn Pass Thru 30Yr #849299	5.50%	1/1/2036	308,993	344,817	346,531
Federal Natl Mtg Assn Pass Thru 30Yr #865433	5.50%	2/1/2036	13,121	14,642	14,625
Federal Natl Mtg Assn Pass Thru 30Yr #889561	5.50%	6/1/2038	251,382	280,526	281,220
Federal Natl Mtg Assn Pass Thru 30Yr #940765	5.50%	6/1/2037	122,578	137,441	136,636
Federal Natl Mtg Assn Pass Thru 30Yr #995759	5.50%	11/1/2038	869,516	974,945	972,825
Federal Natl Mtg Assn Pass Thru 30Yr #Ad0963	5.50%	9/1/2038	100,916	112,616	112,690
Federal Natl Mtg Assn Pass Thru 30Yr #Al7579	5.50%	2/1/2042	219,456	244,900	245,292
Federal Natl Mtg Assn Pass Thru 30Yr #As0924	5.00%	11/1/2043	1,963,487	2,175,789	2,163,655
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	3,509,795	3,417,114	3,518,358
Federal Natl Mtg Assn P-T Dus #Am1964	2.18%	12/1/2022	910,409	845,684	894,837
Federal Natl Mtg Assn Tba 3.0% Jan 30Yr	3.00%	1/13/2046	3,601,023	3,617,481	3,601,337
Federal Natl Mtg Assn Tba 5.0% Jan 30Yr	5.00%	1/13/2046	2,250,640	2,478,165	2,477,585
Ford Motor Credit	8.13%	1/15/2020	1,080,307	1,371,704	1,273,480
Ford Motor Credit Co Llc Sr Unsecured	5.75%	2/1/2021	405,115	469,929	448,057
General Electric Co Sr Unsec	2.70%	10/9/2022	2,700,767	2,762,804	2,691,920
Goldman Sachs Group Inc Sr Unsec	3.50%	1/23/2025	2,565,729	2,563,754	2,526,479
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	1,710,486	2,011,087	1,902,974
Industry Pub Facs-A	4.34%	7/1/2024	450,128	463,294	460,197
IRS Usd 2.50000 12/16/15-10Y Lch	2.50%	12/16/2025	(2,475,704)	29,169	(73,626)
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Jackson Natl Life Global Sec 144A	1.88%	10/15/2018	585,166	584,862	581,273
	Jpmorgan Chase & Co Sr Unsec	3.13%	1/23/2025	2,790,793	2,749,182	2,718,062
	Kinder Morgan Ener Part Sr Unsec	4.25%	9/1/2024	1,665,473	1,681,129	1,419,183
	Medtronic Inc Sr Unsec	3.50%	3/15/2025	1,395,397	1,441,221	1,408,448
	Mufg Americas Hldgs Corp Sr Unsec	2.25%	2/10/2020	855,243	855,081	841,747
	Navsl 2015-1 A1 1Mlib+30Bp	0.72%	9/26/2022	433,936	433,936	431,708
	Navsl 2015-3 A1 1Mlib+32Bp	0.74%	7/25/2030	506,214	506,214	502,785
	New York Life Global Fdg 144A	1.95%	2/11/2020	945,269	945,089	927,238
	Nordea Bank Ab Sr Unsec Frn 144A	1.37%	9/17/2018	540,153	540,153	542,499
	Oracle Corp Sr Unsec	2.50%	5/15/2022	517,647	515,825	508,522
	Port Seattle-Txbl-B1	7.00%	5/1/2036	900,256	1,039,868	1,018,072
	Rabobank Nederland Nt	4.50%	1/11/2021	1,800,512	2,011,103	1,960,370
	Royal Bank Of Canada	1.88%	2/5/2021	990,281	990,143	973,396
	Santander Holdings Usa Sr Unsec	4.50%	7/17/2025	765,217	767,926	780,420
	Shell International Fin Sr Unsec	0.81%	5/11/2020	1,755,499	1,755,499	1,731,621
	SLMA 2005-3 A5	0.41%	10/25/2024	490,561	486,346	480,440
	SLMA 2005-6 A5A 3Mlib+11Bp	0.43%	7/27/2026	476,881	474,348	471,564
	SLMA 2005-8 A3	0.43%	10/25/2024	336,870	336,370	336,114
	SLMA 2006-1 A4 3Mlib+9	0.41%	7/25/2019	424,919	423,624	422,326
	SLMA 2006-4 A5 3Mlib+10Bp	0.42%	10/27/2025	421,937	420,487	418,753
	Societe Generale Sr Unsec 144A	2.63%	9/16/2020	990,281	985,954	990,771
	Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	1,485,422	1,829,558	1,264,466
*	State Street Bank + Trust Co 2236	(0.20)%	12/1/2030	241,227	241,227	241,227

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Sumitomo Mitsui Banking Sr Unsec Frn	0.90%	1/16/2018	405,115	406,083	403,927
Svenska Handelsbanken Ab Unsec	2.40%	10/1/2020	1,125,320	1,124,217	1,118,203
Synchrony Financial Sr Unsec	1.56%	2/3/2020	900,256	900,256	886,901
Taot 2015-C A2A	0.93%	2/15/2018	292,583	292,560	292,183
U S Treasury Bills	—%	1/21/2016	1,890,537	1,890,264	1,890,460
U S Treasury Bills	—%	1/7/2016	855,243	855,091	855,240
U S Treasury Bills	—%	1/28/2016	135,038	135,038	135,027
U S Treasury Bills	—%	1/14/2016	225,064	225,041	225,058
U S Treasury Inflate Prot Bd	0.13%	7/15/2022	1,256,983	1,256,805	1,220,157
U S Treasury Inflate Prot Bd	0.13%	4/15/2020	3,977,322	3,957,259	3,929,546
U S Treasury Inflate Prot Bd	0.13%	4/15/2019	12,793,013	12,790,264	12,722,972
U S Treasury Note	0.38%	1/31/2016	8,732,482	8,740,668	8,733,136
U S Treasury Note	1.50%	6/30/2016	17,329,925	17,543,841	17,412,173
U S Treasury Note	1.00%	5/15/2018	13,503,837	13,498,335	13,438,952
U S Treasury Note	0.63%	8/31/2017	4,726,343	4,717,666	4,696,709
U S Treasury Note	0.63%	5/31/2017	13,413,812	13,388,742	13,356,441
U S Treasury Note	0.50%	1/31/2017	23,856,780	23,855,910	23,772,446
U S Treasury Note Frn	0.43%	10/31/2017	—	—	—
UBS Ag Stamford Ct Sr Unsec	2.38%	8/14/2019	2,475,704	2,501,030	2,474,082
US Bank Na Cincinnati Sr Unsec Frn	0.62%	1/26/2018	1,125,320	1,125,320	1,120,401
Vanderbilt University Nt Unsec	5.25%	4/1/2019	450,128	502,901	494,257
Verizon Communicationssr Unsec	3.50%	11/1/2024	1,710,486	1,727,420	1,692,627
Vm Cash Ccp Lch Fob Usd	0.01%	12/31/2060	73,578	73,578	73,578

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Vm Cash Fut Dom Rdr Usd	0.01%	12/31/2060	128,922	128,922	128,922
Wells Fargo & Company Sr Unsec	1.00%	1/30/2020	1,282,865	1,282,865	1,272,172
Wells Fargo & Company Sr Unsec	3.55%	9/29/2025	1,215,345	1,218,639	1,227,783
Uninvested Cash Plus Receivables				773,220	773,220
Net Unsettled Trades				(2,360,040)	(2,360,040)
Net Futures Held				4,930,631	4,930,631
Centrally Cleared Swaps (Due To) / Due From Broker				75,634	75,634
Wrapper				—	(182,285)
Fair value of contract				189,781,079	186,844,049
Prudential GA-62194	2.40%
21St Century Fox Amer Inc	6.90%	3/1/2019	474,231	517,700	549,556
21St Century Fox Amer Inc	3.00%	9/15/2022	146,762	147,498	145,919
Abb Fin Usa Inc	2.88%	5/8/2022	39,935	39,268	39,529
Abbey Natl Tsy Svcs Plc	2.35%	9/10/2019	129,789	129,266	130,853
Abbott Labs	2.55%	3/15/2022	84,862	84,962	84,972
Abbvie Inc	2.90%	11/6/2022	184,700	183,584	179,505
Abbvie Inc	3.60%	5/14/2025	204,668	204,443	202,956
Ace Ina Hldgs Inc	2.70%	3/13/2023	254,587	253,940	250,752
Actavis Fdg Scs	3.80%	3/15/2025	284,538	283,528	286,269
Agrium Inc	3.50%	6/1/2023	159,741	159,580	152,954
Allied World Assurn Co Hldgs Ltd	7.50%	8/1/2016	374,393	418,852	398,509
Allstate Corp	3.15%	6/15/2023	144,765	144,480	144,856
Altria Grp Inc	4.00%	1/31/2024	264,571	262,925	278,530

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Amazoncom Inc	1.20%	11/29/2017	149,757	149,028	149,453
America Movil Sab De Cv	5.00%	3/30/2020	299,514	305,972	328,798
American Airlines Inc	3.70%	10/1/2026	42,313	42,313	42,730
American Airlines Inc	4.95%	1/15/2023	173,285	185,318	186,771
American Express Co	2.65%	12/2/2022	292,526	288,519	284,014
American Intl Grp Inc	4.88%	6/1/2022	359,417	395,857	389,609
Amgen Inc	5.85%	6/1/2017	44,927	51,385	47,727
Amgen Inc	3.45%	10/1/2020	149,757	151,902	155,416
Amgen Inc	2.30%	6/15/2016	514,166	504,507	517,650
Amgen Inc	3.63%	5/22/2024	74,879	74,754	75,145
Anadarko Petroleum Corp	6.38%	9/15/2017	99,838	110,157	106,566
Anheuser Busch Inbev Fin Inc	2.63%	1/17/2023	94,846	90,029	92,156
Anheuser Busch Inbev Worldwide Inc	5.38%	1/15/2020	678,899	745,289	768,066
Apache Corp	3.25%	4/15/2022	34,943	35,022	33,521
Apple Inc	2.40%	5/3/2023	159,741	152,278	156,264
Apple Inc	2.85%	5/6/2021	274,555	276,542	282,367
Apple Inc	3.20%	5/13/2025	119,806	119,389	121,767
AT&T Inc	5.50%	2/1/2018	99,838	109,926	109,014
AT&T Inc	3.00%	2/15/2022	723,826	701,091	717,754
Axis Specialty Fin Llc	5.88%	6/1/2020	194,684	196,172	215,946
Bacm_06-3	5.89%	7/10/2044	889,846	990,231	898,910
Baltimore Gas & Elec Co	3.35%	7/1/2023	84,862	84,826	87,318
Bank Of Amer Corp	3.88%	8/1/2025	24,960	25,225	25,743

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Bank Of Amer Corp	3.30%	1/11/2023	1,118,186	1,117,649	1,118,084
Bank Of Amer Corp	4.13%	1/22/2024	524,150	523,767	550,918
Bank Of Amer Corp	4.00%	4/1/2024	29,951	29,839	30,931
Barclays Bk Plc	3.75%	5/15/2024	114,814	114,776	117,577
Barclays Plc	2.75%	11/8/2019	199,676	198,973	199,755
Barrick Pd Au Fin Pty	4.95%	1/15/2020	99,838	111,449	101,116
Baxalta Inc	4.00%	6/23/2025	294,522	292,531	291,723
Becton Dickinson & Co	3.73%	12/15/2024	114,814	114,814	115,983
Bhp Billiton Fin Usa Ltd	6.50%	4/1/2019	109,822	141,324	122,758
BNP Paribas Sa	2.38%	5/21/2020	214,652	214,089	213,047
BP Cap Markets Plc	4.75%	3/10/2019	134,781	158,612	146,098
BP Cap Markets Plc	3.56%	11/1/2021	109,822	109,822	112,673
BP Cap Markets Plc	3.25%	5/6/2022	164,733	164,788	163,496
British Telecom Plc	5.95%	1/15/2018	269,563	301,943	298,045
Bscms_06-T22	5.62%	4/12/2038	89,854	97,450	90,699
Buckeye Partners Lp	2.65%	11/15/2018	39,935	39,865	38,555
Burlington Northern Santa Fe Corp	5.75%	3/15/2018	209,660	234,735	229,890
Burlington Northern Santa Fe Llc	3.40%	9/1/2024	154,749	154,395	156,648
Ca Inc	3.60%	8/1/2020	114,814	114,700	118,984
Ca St	6.20%	3/1/2019	424,312	442,814	489,442
Canadian Natl Railway Co	5.55%	3/1/2019	199,676	222,561	222,665
Capital One Bk Usa Na	2.95%	7/23/2021	254,587	253,869	255,302
Cardinal Hlth Inc	4.63%	12/15/2020	124,798	144,009	135,609

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Cardinal Hlth Inc	3.20%	6/15/2022	4,992	4,916	4,938
Cash			1,041,601	1,041,601	1,041,601
Caterpillar Inc	3.90%	5/27/2021	204,668	208,112	218,046
Caterpillar Inc	2.60%	6/26/2022	54,911	53,670	53,893
Catholic Hlth Initiatives	1.60%	11/1/2017	34,943	34,933	34,969
Catholic Hlth Initiatives	4.20%	8/1/2023	109,822	109,567	118,209
CBS Corp	4.30%	2/15/2021	49,919	51,610	53,235
Cco Safari Ii Llc	4.46%	7/23/2022	19,968	19,950	20,289
Cco Safari Ii Llc	4.91%	7/23/2025	344,441	342,640	351,526
Celgene Corp	3.88%	8/15/2025	154,749	153,254	156,438
Centerpoint Energy Houston Elec	2.25%	8/1/2022	84,862	80,956	82,317
Cf Inds Inc	6.88%	5/1/2018	64,895	77,751	71,058
Cf Inds Inc	3.45%	6/1/2023	124,798	124,682	116,517
Chait_12-A7	2.16%	9/15/2024	299,514	290,618	291,208
Chait_14-A2	2.77%	3/15/2023	399,352	404,095	408,111
Chevron Corp	2.36%	12/5/2022	374,393	372,129	358,141
Chile Rep Of	3.25%	9/14/2021	154,749	153,404	161,737
Cigna Corp	5.38%	3/15/2017	299,514	327,995	316,872
Cigna Corp	4.38%	12/15/2020	109,822	119,188	117,171
Cigna Corp	4.00%	2/15/2022	109,822	115,463	115,170
Cisco Systems Inc	3.00%	6/15/2022	149,757	150,455	152,509
Cnooc Fin 2014 Ulc	1.63%	4/30/2017	349,433	348,091	348,374
Coca Cola Co	3.15%	11/15/2020	124,798	130,756	131,138

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Colombia Rep Of	4.00%	2/26/2024	199,676	203,270	192,965
Comcast Corp	5.88%	2/15/2018	199,676	226,726	221,913
Comcast Corp	3.60%	3/1/2024	224,636	234,419	234,888
Comm_13-Cr8	3.33%	6/10/2046	229,628	222,667	233,481
Comm_15-Cr25	3.51%	8/10/2048	698,866	705,836	705,756
Comm_15-Pc1	3.62%	7/10/2050	499,190	504,169	506,062
Commonwealth Bk Of Au	2.30%	3/12/2020	209,660	209,324	208,998
Conocophillips Co	2.40%	12/15/2022	204,668	204,467	186,138
Continental Airlines Inc	4.15%	4/11/2024	70,042	71,618	72,510
Continental Airlines Inc	4.00%	10/29/2024	94,029	94,029	97,028
Coventry Hlth Care Inc	5.95%	3/15/2017	74,879	87,099	79,943
Coventry Hlth Care Inc	5.45%	6/15/2021	269,563	283,368	298,393
Credit Suisse Grp Fdg Guernsey	3.75%	3/26/2025	249,595	248,996	243,899
Credit Suisse Ny	4.38%	8/5/2020	389,368	376,290	424,998
Csail_15-C3	3.45%	8/15/2048	499,190	504,180	497,718
Csx Corp	7.38%	2/1/2019	324,474	394,642	381,371
Cvs Caremark Corp	5.75%	6/1/2017	203,670	230,360	216,622
Cvs Hlth Corp	3.88%	7/20/2025	304,506	301,443	316,050
Deere & Co	2.60%	6/8/2022	314,490	311,523	310,611
Delta Air Lines Inc	6.82%	8/10/2022	60,919	71,884	71,794
Deutsche Bk Ag	1.88%	2/13/2018	259,579	259,270	259,238
Devon Energy Corp	2.25%	12/15/2018	104,830	104,649	95,779
Directv Hldgs Llc Directv Fin Co	3.80%	3/15/2022	514,166	518,185	523,170

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Discover Finl Svcs	3.85%	11/21/2022	399,352	398,148	397,417
Discovery Comm Llc	5.63%	8/15/2019	64,895	78,644	71,998
Dominion Gas Hldgs Llc	3.55%	11/1/2023	64,895	64,821	64,360
Dominion Resources Inc	4.45%	3/15/2021	109,822	119,304	117,652
Dow Chemical Co	8.55%	5/15/2019	139,773	186,808	166,271
Dow Chemical Co	4.25%	11/15/2020	52,914	57,626	55,676
Dow Chemical Co	3.00%	11/15/2022	274,555	268,299	263,888
Duke Energy In Inc	3.75%	7/15/2020	99,838	107,918	106,833
Dupont Ei De Nemours & Co	4.63%	1/15/2020	189,692	225,413	203,625
Dupont Ei De Nemours & Co	2.80%	2/15/2023	79,870	79,842	76,740
Eastman Chemical Co	3.80%	3/15/2025	229,628	228,493	224,948
Ebay Inc	1.35%	7/15/2017	64,895	64,858	64,785
Ecolab Inc	4.35%	12/8/2021	134,781	134,695	144,290
Ecopetrol Sa	4.13%	1/16/2025	44,927	44,478	36,791
Eli Lilly & Co	2.75%	6/1/2025	59,903	59,787	59,277
Emc Corp	2.65%	6/1/2020	89,854	79,682	80,008
Enlink Midstream Partners Lp	4.15%	6/1/2025	79,870	79,732	61,706
Entergy Corp	5.13%	9/15/2020	194,684	200,497	212,138
Enterprise Products Operating Llc	3.35%	3/15/2023	419,320	418,934	383,310
Eog Resources Inc	4.10%	2/1/2021	119,806	127,499	128,434
Eog Resources Inc	3.15%	4/1/2025	34,943	34,943	33,326
Equifax Inc	3.30%	12/15/2022	84,862	83,370	84,705
Export Import Bk Of Korea	4.38%	9/15/2021	259,579	274,790	283,770

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Exxon Mobil Corp	2.40%	3/6/2022	164,733	163,267	163,461
Fgold 15Yr	4.00%	6/1/2026	410,001	428,451	433,429
Fgold 15Yr	4.00%	7/1/2026	217,691	229,596	230,130
Fgold 15Yr	3.50%	8/1/2026	398,621	423,472	419,989
Fgold 15Yr	2.50%	11/1/2027	345,862	361,426	350,269
Fgold 15Yr	2.50%	8/1/2028	404,095	402,454	409,769
Fgold 15Yr	3.00%	8/1/2029	428,592	445,133	444,008
Fgold 30Yr	3.00%	12/1/2042	661,977	644,342	664,093
Fgold 30Yr	3.00%	10/1/2042	414,665	403,651	415,990
Fgold 30Yr	3.00%	1/1/2043	1,259,733	1,225,268	1,263,758
Fgold 30Yr	4.00%	11/1/2040	371,403	391,859	395,553
Fgold 30Yr	4.00%	12/1/2040	785,685	828,774	836,773
Fgold 30Yr	5.00%	8/1/2041	1,238,508	1,341,459	1,362,309
Fgold 30Yr	5.00%	7/1/2041	231,259	250,374	254,375
Fgold 30Yr Giant	5.50%	1/1/2035	102,158	111,149	113,356
Fgold 30Yr Giant	4.50%	6/1/2039	190,674	204,140	207,088
Fgold 30Yr Giant	4.00%	11/1/2039	408,862	414,484	436,465
Fgold 30Yr Giant	4.50%	12/1/2039	290,878	305,854	315,919
Fgold 30Yr Giant	5.50%	1/1/2040	160,108	173,742	178,483
Fgold 30Yr Giant	4.00%	12/1/2040	376,150	396,163	400,609
Fgold 30Yr Giant	4.00%	12/1/2040	382,222	381,192	407,154
Fgold 30Yr Giant	4.00%	2/1/2041	637,523	635,805	679,109
Fgold 30Yr Giant	4.50%	4/1/2041	914,024	945,730	997,513

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fgold 30Yr Giant	3.00%	6/1/2042	405,184	415,725	406,479
Fgold 30Yr Giant	3.50%	9/1/2042	725,035	781,905	749,908
Fgold 30Yr Giant	5.50%	6/1/2038	646,054	683,000	720,199
Fgold 30Yr Giant	4.50%	10/1/2039	663,403	687,477	720,514
Fgold 30Yr Giant	4.50%	11/1/2039	133,255	140,833	144,726
Fgold 30Yr Giant	3.50%	12/1/2045	1,996,761	2,063,169	2,063,508
Fgold 30Yr Tba(Reg A)	4.00%	1/13/2016	998,381	1,055,944	1,056,183
Federal Home Loan Mortgage Corp	2.38%	1/13/2022	429,304	418,713	440,026
Federal Home Loan Mortgage Corp	1.25%	8/1/2019	64,895	64,618	64,511
Federal Home Loan Mortgage Corp	1.00%	9/29/2017	514,166	513,909	514,064
Federal Home Loan Mortgage Corp	0.75%	1/12/2018	1,921,883	1,910,890	1,913,182
Federal Home Loan Mortgage Corp Gold 15Yr	3.00%	6/1/2029	838,495	868,890	868,654
Federal Home Loan Mortgage Corp Gold 15Yr	3.00%	6/1/2029	1,230,358	1,275,199	1,274,612
Federal Home Loan Mortgage Corp Gold 30Yr	2.50%	1/1/2043	321,214	313,836	310,325
Federal Home Loan Mortgage Corp Gold 30Yr	3.00%	2/1/2043	772,495	798,205	774,969
Federal Home Loan Mortgage Corp Gold 30Yr	3.50%	9/1/2043	1,189,330	1,191,374	1,229,869
Fhms_K038	3.39%	3/25/2024	998,381	1,039,174	1,037,077
Fhms_K040	3.24%	9/25/2024	963,437	998,335	988,065
Fiserv Inc	3.85%	6/1/2025	174,717	174,600	175,024
Florida Pwr & Lt Co	2.75%	6/1/2023	29,951	29,922	29,682
Fn 10/1 12M Libor Arm	2.70%	6/1/2045	822,330	832,480	834,154
Fna_14-M9	3.10%	7/25/2024	459,255	463,814	467,802
Federal Natl Mtg Assn	1.50%	6/22/2020	329,466	328,316	325,487

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn	1.13%	10/19/2018	69,887	69,773	69,598
Federal Natl Mtg Assn	0.88%	10/26/2017	414,328	414,307	413,271
Federal Natl Mtg Assn	0.88%	5/21/2018	269,563	266,770	267,298
Federal Natl Mtg Assn	1.63%	11/27/2018	149,757	149,184	151,077
Federal Natl Mtg Assn	1.88%	2/19/2019	29,951	29,807	30,559
Federal Natl Mtg Assn	2.63%	9/6/2024	384,377	381,757	391,658
Federal Natl Mtg Assn 15Yr	3.50%	9/1/2026	256,946	273,246	270,708
Federal Natl Mtg Assn 15Yr	3.00%	5/1/2027	860,639	903,402	891,030
Federal Natl Mtg Assn 15Yr	3.50%	3/1/2026	85,198	85,650	89,761
Federal Natl Mtg Assn 15Yr	3.50%	2/1/2026	201,607	202,678	212,406
Federal Natl Mtg Assn 15Yr	3.50%	10/1/2025	103,119	103,666	108,700
Federal Natl Mtg Assn 20Yr	4.50%	6/1/2031	359,675	376,422	393,026
Federal Natl Mtg Assn 30Yr	5.50%	5/1/2037	175,743	191,120	197,127
Federal Natl Mtg Assn 30Yr	5.50%	6/1/2033	205,469	221,811	230,833
Federal Natl Mtg Assn 30Yr	5.50%	10/1/2033	260,529	281,249	292,690
Federal Natl Mtg Assn 30Yr	4.00%	12/1/2040	595,822	590,237	635,212
Federal Natl Mtg Assn 30Yr	4.00%	1/1/2041	803,884	839,682	857,029
Federal Natl Mtg Assn 30Yr	4.50%	2/1/2041	1,432,429	1,464,435	1,561,942
Federal Natl Mtg Assn 30Yr	4.00%	2/1/2041	286,378	283,693	305,045
Federal Natl Mtg Assn 30Yr	4.00%	1/1/2042	981,490	1,042,603	1,045,467
Federal Natl Mtg Assn 30Yr	5.00%	12/1/2034	478,311	513,437	530,737
Federal Natl Mtg Assn 30Yr	4.50%	5/1/2039	160,886	172,582	176,210
Federal Natl Mtg Assn 30Yr	5.50%	4/1/2034	211,491	229,873	237,599

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	5.00%	4/1/2034	1,033,874	1,094,291	1,147,472
Federal Natl Mtg Assn 30Yr	5.50%	9/1/2034	207,674	222,763	233,282
Federal Natl Mtg Assn 30Yr	5.00%	7/1/2035	308,205	329,154	341,986
Federal Natl Mtg Assn 30Yr	5.50%	2/1/2035	362,762	391,500	407,543
Federal Natl Mtg Assn 30Yr	6.50%	12/1/2037	157,915	177,284	182,947
Federal Natl Mtg Assn 30Yr	6.00%	5/1/2038	684,574	745,165	779,973
Federal Natl Mtg Assn 30Yr	4.00%	9/1/2040	361,402	381,505	385,294
Federal Natl Mtg Assn 30Yr	5.50%	3/1/2038	243,848	264,498	273,551
Federal Natl Mtg Assn 30Yr	4.00%	3/1/2039	120,322	121,643	128,476
Federal Natl Mtg Assn 30Yr	4.50%	2/1/2041	1,123,764	1,155,721	1,225,369
Federal Natl Mtg Assn 30Yr	4.50%	3/1/2041	467,006	478,973	509,230
Federal Natl Mtg Assn 30Yr	3.50%	5/1/2042	834,495	834,625	865,090
Federal Natl Mtg Assn 30Yr	4.50%	9/1/2039	233,735	242,171	255,565
Federal Natl Mtg Assn 30Yr	4.00%	7/1/2040	166,566	167,346	177,853
Federal Natl Mtg Assn 30Yr	3.50%	6/1/2039	240,066	222,399	249,297
Federal Natl Mtg Assn 30Yr	4.00%	10/1/2040	131,148	127,961	139,818
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.00%	1/13/2016	499,190	497,864	499,729
Federal Natl Mtg Assn 30Yr Tba(Reg A)	3.50%	1/13/2016	998,381	1,028,196	1,031,291
Federal Natl Mtg Assn 30Yr Tba(Reg A)	4.00%	1/13/2016	499,190	533,822	528,949
Federal Natl Mtg Assn 15Yr	2.50%	4/1/2028	164,661	163,831	166,921
Federal Natl Mtg Assn 15Yr	3.00%	8/1/2028	598,589	621,878	619,736
Federal Natl Mtg Assn 15Yr	2.50%	7/1/2028	442,553	442,138	448,627
Federal Natl Mtg Assn 15Yr	2.50%	8/1/2028	383,415	381,438	388,678

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 15Yr	2.50%	8/1/2028	29,383	29,235	29,787
Federal Natl Mtg Assn 15Yr	3.00%	11/1/2028	335,374	347,845	347,222
Federal Natl Mtg Assn 15Yr	2.50%	2/1/2029	389,698	386,532	394,601
Federal Natl Mtg Assn 15Yr	3.50%	7/1/2027	855,256	908,008	901,065
Federal Natl Mtg Assn 15Yr	2.50%	9/1/2027	1,462,477	1,462,020	1,483,933
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2043	37,891	36,879	38,079
Federal Natl Mtg Assn 30Yr	3.50%	8/1/2042	786,519	848,211	815,355
Federal Natl Mtg Assn 30Yr	3.50%	5/1/2042	2,222,413	2,329,193	2,303,895
Federal Natl Mtg Assn 30Yr	3.00%	12/1/2042	409,589	412,853	411,521
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	816,825	843,116	820,677
Federal Natl Mtg Assn 30Yr	3.00%	2/1/2043	788,992	750,529	792,891
Federal Natl Mtg Assn 30Yr	3.00%	7/1/2043	606,219	574,582	609,214
Federal Natl Mtg Assn 30Yr	3.50%	3/1/2043	800,020	856,521	829,868
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2043	254,862	241,562	256,121
Federal Natl Mtg Assn 30Yr	4.00%	9/1/2044	860,865	921,226	915,356
Federal Natl Mtg Assn 30Yr	3.00%	9/1/2043	188,138	183,111	189,068
Federal Natl Mtg Assn 30Yr	3.00%	8/1/2043	437,588	416,171	439,751
Federal Natl Mtg Assn 30Yr	3.00%	9/1/2043	142,059	135,134	142,761
Federal Natl Mtg Assn 30Yr	4.00%	10/1/2043	338,746	355,472	360,446
Federal Natl Mtg Assn 30Yr	3.50%	11/1/2045	497,737	515,566	515,599
Federal Natl Mtg Assn 30Yr	3.50%	9/1/2042	301,397	320,988	312,447
Federal Natl Mtg Assn 30Yr	3.50%	6/1/2042	1,678,488	1,685,045	1,740,027
Federal Natl Mtg Assn 30Yr	3.00%	10/1/2042	401,217	412,501	403,109

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn 30Yr	3.50%	11/1/2042	1,093,850	1,171,445	1,133,954
Federal Natl Mtg Assn 30Yr	3.00%	12/1/2042	1,182,631	1,188,452	1,188,209
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	194,383	202,249	195,299
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	592,382	616,355	595,176
Federal Natl Mtg Assn 30Yr	3.00%	1/1/2043	834,546	802,338	838,481
Federal Natl Mtg Assn 30Yr	3.00%	3/1/2043	864,267	895,056	868,537
Ford Motor Cr Co Llc	5.75%	2/1/2021	274,555	313,758	309,899
Ford Motor Cr Co Llc	2.60%	11/4/2019	104,830	104,830	103,357
Ford Motor Cr Co Llc	3.16%	8/4/2020	199,676	199,834	201,551
Ford Motor Cr Co Llc	2.55%	10/5/2018	199,676	199,676	199,433
Ford Motor Cr Co Llc	3.20%	1/15/2021	184,700	184,015	184,305
Fortune Brands Home & Sec Inc	3.00%	6/15/2020	104,830	104,801	104,398
Freeport Mcmoran Copper & Gold Inc	3.55%	3/1/2022	199,676	189,270	118,175
General Dynamics Corp	2.25%	11/15/2022	179,709	177,888	173,292
General Elec Cap Corp	5.63%	5/1/2018	99,838	108,319	109,819
General Elec Cap Corp	4.65%	10/17/2021	99,838	99,731	111,492
General Elec Cap Corp	3.15%	9/7/2022	69,887	72,215	72,225
General Elec Cap Corp	3.10%	1/9/2023	693,875	670,632	714,568
General Mills Inc	5.70%	2/15/2017	324,474	363,550	346,412
General Motors Co	4.88%	10/2/2023	529,142	558,155	547,509
Georgia Pwr Co	2.85%	5/15/2022	174,717	174,414	172,210
Gilead Sciences Inc	4.50%	4/1/2021	254,587	281,074	278,312
Gilead Sciences Inc	3.70%	4/1/2024	129,789	129,581	134,146

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Gilead Sciences Inc	3.50%	2/1/2025	69,887	69,821	71,489
Glaxosmithkline Cap Inc	2.80%	3/18/2023	34,943	34,591	35,122
Govt Natl Mtg Assn 30Yr	4.50%	11/15/2039	336,698	370,052	367,665
Govt Natl Mtg Assn 30Yr	4.50%	4/15/2040	605,903	662,233	658,239
Govt Natl Mtg Assn 30Yr	5.00%	5/15/2035	146,069	162,068	161,683
Govt Natl Mtg Assn 30Yr	5.50%	4/15/2038	145,469	158,947	164,158
Govt Natl Mtg Assn 30Yr	5.50%	6/15/2038	239,225	261,390	269,959
Govt Natl Mtg Assn 30Yr Platinum	5.00%	7/15/2039	285,799	316,388	318,179
Govt Natl Mtg Assn 30Yr	3.00%	11/15/2042	791,977	763,268	806,930
Govt Natl Mtg Assn 30Yr	3.50%	5/15/2043	379,777	412,058	397,936
Govt Natl Mtg Assn 30Yr	3.00%	3/15/2043	422,211	414,360	430,099
Govt Natl Mtg Assn2 15Yr	3.00%	3/20/2027	241,867	256,105	252,125
Govt Natl Mtg Assn2 30Yr	4.00%	4/20/2042	227,683	248,459	244,674
Govt Natl Mtg Assn2 30Yr	3.00%	8/20/2042	366,922	360,902	374,118
Govt Natl Mtg Assn2 30Yr	3.50%	8/20/2042	1,242,948	1,348,888	1,304,512
Govt Natl Mtg Assn2 30Yr	3.00%	9/20/2042	730,461	718,191	744,788
Govt Natl Mtg Assn2 30Yr	3.50%	9/20/2042	949,479	1,034,120	996,507
Govt Natl Mtg Assn2 30Yr	3.50%	10/20/2042	943,044	1,020,157	989,754
Govt Natl Mtg Assn2 30Yr	3.00%	12/20/2042	372,307	363,930	379,609
Govt Natl Mtg Assn2 30Yr	3.50%	5/20/2043	1,168,808	1,234,584	1,226,581
Govt Natl Mtg Assn2 30Yr	5.00%	8/20/2039	160,339	176,712	178,007
Govt Natl Mtg Assn2 30Yr	4.50%	5/20/2040	667,433	732,507	723,639
Govt Natl Mtg Assn2 30Yr	4.50%	7/20/2040	397,963	437,261	431,476

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Govt Natl Mtg Assn2 30Yr	4.00%	9/20/2040	459,542	500,327	495,983
Govt Natl Mtg Assn2 30Yr	4.00%	10/20/2040	696,689	756,931	751,935
Govt Natl Mtg Assn2 30Yr	4.50%	10/20/2040	397,079	435,705	430,517
Govt Natl Mtg Assn2 30Yr	4.50%	12/20/2040	563,394	618,149	610,839
Govt Natl Mtg Assn2 30Yr	4.00%	2/20/2041	149,550	157,620	160,490
Govt Natl Mtg Assn2 30Yr	4.00%	1/20/2041	272,473	276,688	292,405
Govt Natl Mtg Assn2 30Yr	4.00%	3/20/2041	416,408	440,221	446,867
Govt Natl Mtg Assn2 30Yr	5.00%	4/20/2041	515,777	561,260	561,366
Govt Natl Mtg Assn2 30Yr	4.50%	8/20/2041	507,114	535,205	549,337
Govt Natl Mtg Assn2 30Yr	4.50%	7/20/2041	173,710	184,900	188,174
Govt Natl Mtg Assn2 30Yr Tba(Reg C)	3.50%	1/21/2016	2,995,142	3,120,096	3,129,195
Govt Natl Mtg Assn2 30Yr Tba(Reg C)	4.00%	1/21/2016	1,497,571	1,587,503	1,594,029
Goldman Sachs Grp Inc	5.38%	3/15/2020	9,984	9,813	11,126
Goldman Sachs Grp Inc	3.85%	7/8/2024	29,951	29,912	31,118
Goldman Sachs Grp Inc	6.15%	4/1/2018	623,988	678,551	687,192
Goldman Sachs Grp Inc	5.75%	1/24/2022	74,879	74,777	87,031
Goldman Sachs Grp Inc	3.63%	1/22/2023	673,907	688,926	692,349
Goldman Sachs Grp Inc	4.00%	3/3/2024	184,700	184,143	191,994
Goldman Sachs Grp Inc	3.75%	5/22/2025	69,887	69,654	70,637
Government Properties Income Tr	3.75%	8/15/2019	59,903	59,427	61,025
Halliburton Co	3.50%	8/1/2023	204,668	204,189	203,850
Hartford Finl Svcs Grp Inc	5.50%	3/30/2020	239,611	276,630	268,579
Hartford Finl Svcs Grp Inc	5.13%	4/15/2022	144,765	159,446	160,549

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Hewlett Packard Co	4.30%	6/1/2021	169,725	172,948	168,683
Home Depot Inc	2.63%	6/1/2022	154,749	155,045	154,926
HSBC Bk Usa Na	4.88%	8/24/2020	349,433	338,657	387,503
HSBC Hldgs Plc	4.88%	1/14/2022	264,571	264,330	296,192
IBM Corp	8.38%	11/1/2019	229,628	325,001	287,149
Ingersoll Rand Global Hldg Co Ltd	6.88%	8/15/2018	189,692	228,210	214,309
Ingersoll Rand Global Hldg Co Ltd	4.25%	6/15/2023	139,773	142,455	144,210
International Paper Co	4.75%	2/15/2022	238,613	262,099	259,123
Israel St Of	4.00%	6/30/2022	199,676	197,751	214,277
Jm Smucker Co	3.50%	3/15/2025	89,854	89,831	90,294
Jpmbb_14-C23	3.37%	9/15/2047	998,381	1,008,359	1,010,349
Jpmbb_15-C30	3.55%	7/15/2048	798,705	806,691	807,651
Jpmcc_13-C10	2.88%	12/15/2047	399,352	403,343	395,465
JP Morgan & Co Inc	3.38%	5/1/2023	84,862	84,406	83,882
JP Morgan Chase & Co	6.30%	4/23/2019	549,109	615,634	622,251
JP Morgan Chase & Co	4.35%	8/15/2021	199,676	194,692	215,783
JP Morgan Chase & Co	3.25%	9/23/2022	219,644	219,973	222,855
JP Morgan Chase & Co	3.63%	5/13/2024	399,352	397,395	407,200
JP Morgan Chase & Co	3.88%	9/10/2024	124,798	124,142	125,633
Kellogg Co	1.75%	5/17/2017	99,838	99,297	100,096
Keycorp	5.10%	3/24/2021	69,887	69,822	77,343
Kinder Morgan Energy Partners Lp	6.85%	2/15/2020	154,749	195,861	164,065
Korea Dev Bk	3.88%	5/4/2017	204,668	203,745	211,182

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Kraft Foods Grp Inc	5.38%	2/10/2020	182,704	217,637	203,896
Kroger Co	2.30%	1/15/2019	44,927	44,861	45,521
Laboratory Corp Of Amer	3.60%	2/1/2025	209,660	209,345	205,453
Lg&E & Ku Energy Llc	3.75%	11/15/2020	99,838	101,221	103,564
Lyondellbasell Inds Nv	6.00%	11/15/2021	294,522	345,464	332,854
Marsh & Mclennan Cos Inc	3.50%	6/3/2024	124,798	124,557	124,003
Mastercard Inc	3.38%	4/1/2024	124,798	124,262	128,589
Mcdonalds Corp	2.63%	1/15/2022	129,789	127,076	128,135
Mcdonalds Corp	1.88%	5/29/2019	109,822	108,773	108,662
Mckesson Corp	4.75%	3/1/2021	199,676	218,090	218,845
Medtronic Inc	3.50%	3/15/2025	464,247	460,042	472,824
Merck & Co Inc	3.88%	1/15/2021	504,182	514,235	549,520
Metlife Inc	4.37%	9/15/2023	284,538	293,512	306,060
Mexico United Mexican States	5.95%	3/19/2019	549,109	606,766	618,768
Mexico United Mexican States	4.00%	10/2/2023	95,845	95,407	98,038
Microsoft Corp	1.85%	2/12/2020	19,968	19,977	20,149
MLCFC_06-1	5.52%	2/12/2039	439,287	475,486	440,980
MLCFC_06-2	5.89%	6/12/2046	79,870	85,611	81,082
Merrill Lynch Mortgage Trust_06-C1	5.67%	5/12/2039	269,563	287,814	271,876
Molson Coors Brewing Co	2.00%	5/1/2017	79,870	79,644	80,155
Monsanto Co	3.38%	7/15/2024	99,838	99,778	96,740
Morgan Stanley	4.00%	7/23/2025	44,927	45,966	47,054
Morgan Stanley	3.75%	2/25/2023	439,287	435,051	455,713

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Morgan Stanley	3.88%	4/29/2024	798,705	822,251	819,513
Morgan Stanley	5.50%	7/28/2021	84,862	72,751	97,061
Morgan Stanley	4.10%	5/22/2023	34,943	34,748	35,455
Morgan Stanley	4.88%	11/1/2022	19,968	20,585	21,353
Msbam_15-C23	3.45%	7/15/2050	998,381	1,008,299	1,000,545
Msbam_15-C25	3.37%	10/15/2028	698,866	705,849	696,359
Msc_06-Hq9	5.77%	7/12/2044	89,854	98,643	91,391
Msc_06-Iq11	5.78%	10/15/2042	49,919	54,256	50,503
Mylan Inc	2.55%	3/28/2019	49,919	49,796	49,595
Nabors Inds Inc	6.15%	2/15/2018	159,741	181,621	165,798
Nabors Inds Inc	4.63%	9/15/2021	119,806	128,756	100,083
NBC Universal Media LLC	5.15%	4/30/2020	29,951	35,170	33,704
NBC Universal Media LLC	4.38%	4/1/2021	59,903	64,954	65,723
NBC Universal Media LLC	2.88%	1/15/2023	109,822	109,621	110,503
Nisource Fin Corp	6.80%	1/15/2019	94,846	117,052	109,376
Noble Energy Inc	8.25%	3/1/2019	139,773	185,830	160,166
Noble Energy Inc	4.15%	12/15/2021	89,854	89,795	87,247
Nomura Hldgs Inc	2.75%	3/19/2019	269,563	267,953	273,117
Norfolk Southern Corp	5.75%	4/1/2018	54,911	64,378	60,047
Norfolk Southern Corp	5.90%	6/15/2019	379,385	438,327	422,681
Northern States Pwr Co Mn	2.20%	8/15/2020	104,830	104,637	105,008
Northrop Grumman Corp	5.05%	8/1/2019	199,676	209,265	220,747
Novartis Cap Corp	2.40%	9/21/2022	279,547	277,380	277,089

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Occidental Petroleum Corp	4.10%	2/1/2021	289,530	300,598	308,708
Oncor Elec Delivery Co Llc	2.95%	4/1/2025	119,806	119,491	113,444
Oneok Partners Lp	8.63%	3/1/2019	184,700	229,555	208,976
Oneok Partners Lp	3.38%	10/1/2022	49,919	49,707	40,912
Oracle Corp	5.00%	7/8/2019	164,733	195,924	185,129
Oracle Corp	2.50%	10/15/2022	129,789	129,631	127,433
Oracle Corp	2.80%	7/8/2021	99,838	99,693	102,470
Oracle Corp	2.95%	5/15/2025	264,571	263,362	258,740
Pacific Gas & Elec Co	3.85%	11/15/2023	234,619	234,195	244,922
Pepsico Inc	2.75%	3/5/2022	334,458	335,666	338,243
Pepsico Inc	2.75%	3/1/2023	74,879	75,031	75,265
Pepsico Inc	3.10%	7/17/2022	29,951	30,771	31,165
Petroleos Mexicanos	3.50%	1/30/2023	79,870	79,659	70,860
Philip Morris Intl Inc	4.50%	3/26/2020	84,862	97,353	93,419
Philip Morris Intl Inc	2.63%	3/6/2023	169,725	166,668	167,838
Philips Electronics Nv	5.75%	3/11/2018	164,733	184,868	179,177
Pnc Bk Na	3.25%	6/1/2025	249,595	249,066	248,948
Pnc Fdg Corp	4.38%	8/11/2020	149,757	146,972	164,194
Pnc Finl Svcs Grp Inc	3.90%	4/29/2024	54,911	54,767	56,593
Principal Finl Grp Inc	1.85%	11/15/2017	84,862	84,774	85,133
Procter & Gamble Co	2.30%	2/6/2022	44,927	44,609	45,227
Procter & Gamble Co	3.10%	8/15/2023	59,903	61,708	63,153
Progress Energy Inc	4.88%	12/1/2019	249,595	289,287	268,622

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Raytheon Co	3.13%	10/15/2020	99,838	102,136	104,149
Raytheon Co	3.15%	12/15/2024	104,830	104,177	105,185
Republic Svcs Inc	5.50%	9/15/2019	119,806	142,015	133,751
Reynolds Amern Inc	6.75%	6/15/2017	254,587	293,360	272,537
Rio Tinto Fin Ltd	3.75%	6/15/2025	64,895	64,462	59,016
Rio Tinto Fin Ltd	3.50%	3/22/2022	9,984	9,931	9,507
Rio Tinto Fin Usa Ltd	3.50%	11/2/2020	104,830	102,103	103,361
Rock Tenn Co	4.90%	3/1/2022	64,895	70,003	69,886
Rogers Comm Inc	6.80%	8/15/2018	149,757	176,260	170,993
Rogers Comm Inc	3.00%	3/15/2023	69,887	69,778	68,472
Royal Bk Of Scotland Grp Plc	6.40%	10/21/2019	174,717	173,719	196,019
San Diego Gas & Elec Co	3.60%	9/1/2023	69,887	73,073	73,595
Santander Uk Grp Hldgs Plc	2.88%	10/16/2020	124,798	124,602	124,698
Schlumberger Investment Sa	3.65%	12/1/2023	69,887	69,649	71,114
Scripps Networks Interactive	3.95%	6/15/2025	124,798	124,560	119,527
Seagate Hdd Cayman	4.75%	6/1/2023	44,927	40,280	39,502
Select Income Reit	2.85%	2/1/2018	59,903	59,673	60,532
Shell Intl Fin Bv	4.30%	9/22/2019	229,628	259,597	247,452
Shell Intl Fin Bv	2.00%	11/15/2018	728,818	733,781	731,530
Southern Ca Edison Co	3.50%	10/1/2023	194,684	197,253	202,561
Southern Copper Corp	3.88%	4/23/2025	124,798	124,122	112,825
Svenska Handelsbanken Ab	2.50%	1/25/2019	249,595	249,388	254,613
Synchrony Finl	4.25%	8/15/2024	109,822	109,609	110,098
*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Teva Pharmaceutical Fin Co Bv	2.95%	12/18/2022	214,652	214,227	205,725
Time Warner Cable Inc	5.85%	5/1/2017	99,838	114,526	105,417
Time Warner Cable Inc	8.75%	2/14/2019	134,781	183,314	160,842
Time Warner Inc	4.75%	3/29/2021	234,619	234,761	255,038
Time Warner Inc	4.00%	1/15/2022	24,960	24,534	26,319
Total Cap Intl Sa	2.70%	1/25/2023	84,862	81,862	82,346
Travelers Cos Inc	5.80%	5/15/2018	279,547	307,034	307,336
Treasury Bond	8.00%	11/15/2021	1,312,871	1,814,534	1,766,602
Treasury Note	1.25%	11/30/2018	9,334,859	9,283,473	9,329,379
Treasury Note	2.00%	11/30/2020	6,634,240	6,641,978	6,712,959
Treasury Note	0.63%	2/15/2017	3,035,077	3,037,910	3,034,536
Treasury Note	1.63%	4/30/2019	3,134,915	3,156,238	3,161,838
Treasury Note	0.88%	8/15/2017	5,531,029	5,539,624	5,536,992
Treasury Note	2.38%	8/15/2024	2,181,462	2,222,990	2,223,784
Treasury Note	2.13%	9/30/2021	2,016,729	2,057,724	2,048,889
Treasury Note	1.50%	10/31/2019	1,822,045	1,818,799	1,821,006
Treasury Note	2.13%	12/31/2021	818,672	845,634	825,947
Treasury Note	0.88%	1/15/2018	5,131,677	5,139,637	5,129,168
Treasury Note	1.75%	2/28/2022	5,650,835	5,672,362	5,603,901
Treasury Note	1.75%	3/31/2022	2,431,057	2,404,851	2,404,451
Treasury Note	1.00%	8/15/2018	2,406,097	2,394,583	2,399,585
Treasury Note	3.13%	5/15/2019	394,360	424,998	417,626
Treasury Note	2.25%	11/15/2025	1,048,300	1,044,527	1,049,177

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Treasury Note	2.00%	11/30/2022	3,499,324	3,500,626	3,486,387
Treasury Note	1.63%	11/30/2020	970,426	969,787	966,042
Treasury Note	1.25%	12/15/2018	4,976,928	4,970,391	4,969,617
Treasury Note	1.75%	12/31/2020	279,547	278,848	279,254
Treasury Note	1.88%	9/30/2017	2,540,879	2,604,544	2,588,816
Treasury Note	2.63%	11/15/2020	7,093,495	7,375,875	7,394,070
Treasury Note	2.63%	1/31/2018	868,591	909,390	905,005
Treasury Note	1.50%	8/31/2018	2,575,822	2,594,090	2,605,984
Treasury Note	0.88%	11/30/2016	3,893,685	3,919,925	3,898,945
Treasury Note	1.00%	3/31/2017	4,956,960	4,984,176	4,977,298
Treasury Note	0.63%	5/31/2017	3,469,373	3,467,401	3,455,955
Treasury Note	0.75%	10/31/2017	404,344	402,466	402,713
Treasury Note	0.88%	1/31/2018	618,996	617,400	618,168
Treasury Note	0.75%	2/28/2018	6,030,219	6,003,327	5,994,149
Treasury Note	0.63%	4/30/2018	604,020	600,675	596,900
Treasury Note	1.00%	5/31/2018	4,462,762	4,478,162	4,443,828
Tva	3.88%	2/15/2021	249,595	247,668	276,098
Tva	2.88%	9/15/2024	179,709	177,804	182,209
Tyco Electronics Grp Sa	6.55%	10/1/2017	94,846	115,168	103,767
Tyson Foods Inc	3.95%	8/15/2024	144,765	144,325	150,792
UBS Ag Stamford	2.38%	8/14/2019	249,595	249,186	251,559
UBS Ag Stamford	1.80%	3/26/2018	249,595	249,268	250,363
Unilever Cap Corp	4.25%	2/10/2021	184,700	184,074	204,759

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Union Pacific Corp	4.00%	2/1/2021	234,619	249,652	254,640
United Parcel Svc Inc	5.13%	4/1/2019	39,935	46,747	44,579
United Parcel Svc Inc	3.13%	1/15/2021	139,773	144,283	147,325
United Technologies Corp	3.10%	6/1/2022	179,709	180,889	183,363
Unitedhealth Grp Inc	4.70%	2/15/2021	119,806	130,537	133,236
Unitedhealth Grp Inc	2.88%	3/15/2022	14,976	15,001	15,083
Unitedhealth Grp Inc	1.40%	10/15/2017	109,822	109,690	109,936
Unitedhealth Grp Inc	2.88%	3/15/2023	94,846	94,460	94,641
Unitedhealth Grp Inc	3.75%	7/15/2025	174,717	174,243	182,987
Verizon Comms Inc	5.15%	9/15/2023	873,583	872,288	973,600
Viacom Inc	5.63%	9/15/2019	69,887	82,980	76,628
Viacom Inc	3.13%	6/15/2022	99,838	98,393	92,635
Wal Mart Stores Inc	5.38%	4/5/2017	109,822	129,546	117,067
Walt Disney Co	2.75%	8/16/2021	144,765	142,931	148,654
Walt Disney Co	1.10%	12/1/2017	94,846	94,172	94,633
Waste Mgmt Inc	4.60%	3/1/2021	79,870	86,318	87,372
Waste Mgmt Inc	2.90%	9/15/2022	74,879	74,249	74,130
Watson Pharmaceuticals Inc	6.13%	8/15/2019	154,749	187,209	176,134
Watson Pharmaceuticals Inc	3.25%	10/1/2022	114,814	113,855	113,812
Wbcmt_06-C25	5.77%	5/15/2043	229,628	264,664	231,926
Wbcmt_06-C27	5.77%	7/15/2045	98,184	106,775	98,533
Wellpoint Inc	3.13%	5/15/2022	534,134	517,882	526,348
Wells Fargo & Co	5.63%	12/11/2017	524,150	581,609	563,967

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Wells Fargo & Co	4.13%	8/15/2023	14,976	14,925	15,787
Western Gas Partners Lp	4.00%	7/1/2022	79,870	82,684	72,244
Williams Partners Lp	4.30%	3/4/2024	304,506	303,870	245,559
Xerox Corp	2.95%	3/15/2017	109,822	109,685	111,592
Xto Energy Inc	5.50%	6/15/2018	124,798	150,618	136,294
Xylem Inc	4.88%	10/1/2021	169,725	184,732	182,477
Zimmer Hldgs Inc	2.70%	4/1/2020	129,789	129,722	129,025
Wrapper				—	96,631
Fair value of contract				256,274,399	257,088,112
Prudential GA-63578
Aeptc 2012-1 A2	1.98%	6/1/2020	3,194,818	3,223,896	3,203,835
Cash			3,573,194	3,573,196	3,573,194
Chait 2015-A7 A7	1.62%	7/16/2018	2,595,790	2,595,081	2,588,833
Comet 2015-A1 A	1.39%	3/15/2018	2,995,142	2,991,866	2,980,045
Comm 2014-Cr14 A2	3.15%	1/10/2019	2,470,992	2,564,427	2,521,737
Fhr 3705 Dc	3.50%	7/15/2016	4,991,903	151,871	153,073
Fhr 3706 Eb	2.00%	4/15/2016	6,239,879	84,713	84,931
Fhr 3774 Ab	3.50%	7/15/2020	9,215,054	2,325,989	2,318,856
Fhr 3856 Ea	3.00%	6/15/2018	3,474,365	431,687	440,026
Fhr 3979 Gd	3.00%	11/15/2021	3,494,332	1,418,921	1,412,550
Fhr 4272 Yg	2.00%	2/15/2022	4,991,903	2,740,460	2,722,921
Fhr 4486 Jn	2.00%	2/15/2024	2,995,142	2,871,180	2,859,236
Fnr 2010-104 Ba	3.50%	8/25/2016	4,293,037	167,774	169,487

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Fnr 2010-99 Dp	3.00%	11/25/2019	15,724,496	2,595,425	2,577,418
Fnr 2011-132 A	3.00%	8/25/2021	7,987,045	3,027,465	3,020,014
Fnr 2011-98 Ae	2.50%	11/25/2019	8,086,883	2,977,537	2,949,262
Fnr 2015-48 Db	3.00%	11/25/2020	2,995,142	2,938,887	2,917,385
Fordo 2015-C A3	1.41%	11/15/2019	1,218,024	1,217,787	1,213,277
Gmalt 2015-3 A3	1.69%	6/20/2018	2,346,195	2,346,028	2,331,574
Gnr 2010-139 Ph	3.00%	9/20/2016	3,494,332	308,238	308,099
Gnr 2010-151 Dq	4.00%	4/20/2020	6,140,041	2,697,280	2,677,988
Gnr 2011-160 A	3.00%	4/20/2020	6,489,474	2,660,002	2,667,180
Gnr 2011-51 Lx	4.00%	7/22/2019	1,996,761	2,121,559	2,056,335
Gnr 2014-140 Mv	4.00%	2/20/2020	1,996,761	1,991,804	1,987,425
Gsms 2012-Gcj9 A2	1.76%	11/10/2017	3,244,737	3,268,312	3,244,322
Jdot 2015-B A3	1.44%	4/15/2019	2,745,547	2,745,023	2,734,172
Jpmbb 2013-C12 A2	2.42%	6/15/2018	2,995,142	3,062,065	3,016,899
Msbam 2013-C11 A2	3.09%	8/15/2018	2,615,757	2,710,579	2,677,773
Msbam 2015-C26 A1	1.59%	9/15/2020	2,695,628	2,665,468	2,638,100
T 0 7/8 10/15/18	0.88%	10/15/2018	12,048,458	11,974,567	11,937,863
T 1 1/8 06/15/18	1.13%	6/15/2018	1,637,344	1,639,519	1,634,318
Taot 2015-C A3	1.34%	6/15/2018	2,595,790	2,595,411	2,591,048
Wrapper				—	17,345
Fair value of contract				80,684,017	80,226,521
Royal Bank of Canada Contract No. Citigroup01
Abbvie Inc Sr Unsec	3.60%	5/14/2025	2,193,011	2,211,739	2,168,620

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Abn Amro Bank Nv Sr Unsec 144A	2.45%	6/4/2020	986,855	985,473	979,990
Altria Group Inc Glbl Sr Unsec	2.85%	8/9/2022	2,247,836	2,243,228	2,194,635
American Express Glbl Sr Nt	7.00%	3/19/2018	2,193,011	2,759,159	2,433,290
Amgen Inc Sr Unsec	3.13%	5/1/2025	932,030	916,418	887,166
Anheuser-Busch Inbev Fin Sr Unsec	3.70%	2/1/2024	493,427	515,597	503,925
Anheuser-Busch Inbev Wor Glbl Co Gtd	7.75%	1/15/2019	1,589,933	2,101,985	1,838,616
AT&T Inc Sr Unsec	3.40%	5/15/2025	932,030	910,770	897,538
Baidu Inc Sr Unsec	2.75%	6/9/2019	1,699,584	1,702,354	1,692,782
Bank Of America Corp Sr Unsec	4.00%	4/1/2024	2,741,264	2,862,921	2,808,433
Bp Capital Markets Plc Co Gtd	4.74%	3/11/2021	1,370,632	1,535,725	1,506,371
Brf Sa Sr Unsec 144A	4.75%	5/22/2024	438,602	433,668	404,611
Cash Collateral Fut Rdr Usd	0.20%	12/31/2060	87,720	87,720	87,720
Cash Collateral Lch Fob Usd	0.10%	12/31/2060	183,116	183,116	183,116
Chait 2015-A5 A	1.36%	4/15/2020	548,253	548,156	545,395
Cobb-Marietta Coliseu	2.55%	7/1/2021	685,316	685,316	682,534
Dominion Gas Hldgs Llc Sr Unsec	2.80%	11/15/2020	740,141	737,647	743,057
Energy Transfer Partners Sr Unsec	4.15%	10/1/2020	627,201	656,134	579,197
Enterprise Products Oper Sr Unsec	3.70%	2/15/2026	246,714	249,011	221,758
Fed Home Ln Mtge Glbl Nt (6Mmm)	1.25%	10/2/2019	4,934,275	4,889,995	4,869,675
FHLMC Gold 30Yr #Q3-7305	3.00%	11/1/2045	2,225,774	2,230,469	2,225,211
Fin Fut Us 10Yr Cbt 03/21/16	6.00%	3/22/2016	(4,769,799)	(6,022,617)	(6,005,475)
Federal Natl Mtg Assn Nt (3.5Mmm)	1.75%	11/26/2019	4,934,275	4,994,601	4,962,400
Federal Natl Mtg Assn Pass Thru 20Yr #255075	5.50%	2/1/2024	503,304	561,656	560,695

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn Pass Pass Thru 20Yr #256600	5.50%	2/1/2027	1,568	1,750	1,747
Federal Natl Mtg Assn Pass Thru 20Yr #257047	5.50%	1/1/2028	74,326	82,943	82,801
Federal Natl Mtg Assn Pass Thru 20Yr #310164	5.50%	1/1/2026	350,376	390,997	390,329
Federal Natl Mtg Assn Pass Thru 20Yr #888843	5.50%	3/1/2027	105,806	118,073	117,871
Federal Natl Mtg Assn Pass Thru 20Yr #Ad0912	5.50%	4/1/2029	258,074	287,995	287,502
Federal Natl Mtg Assn Pass Thru 20Yr #Ae0787	5.50%	5/1/2028	113,354	126,496	126,304
Federal Natl Mtg Assn Pass Thru 20Yr #Al6938	5.50%	4/1/2030	267,049	298,010	297,501
Federal Natl Mtg Assn Pass Thru 30Yr #357908	5.50%	7/1/2035	20,989	23,422	23,562
Federal Natl Mtg Assn Pass Thru 30Yr #756202	5.50%	12/1/2033	20,504	22,881	22,952
Federal Natl Mtg Assn Pass Thru 30Yr #802316	5.50%	11/1/2034	16,029	17,887	18,016
Federal Natl Mtg Assn Pass Thru 30Yr #804303	5.50%	11/1/2034	43,883	48,971	48,895
Federal Natl Mtg Assn Pass Thru 30Yr #808040	5.50%	2/1/2035	505,255	563,833	569,670
Federal Natl Mtg Assn Pass Thru 30Yr #817640	5.50%	11/1/2035	279,546	311,956	311,523
Federal Natl Mtg Assn Pass Thru 30Yr #831356	5.50%	3/1/2036	233,631	260,718	262,063
Federal Natl Mtg Assn Pass Thru 30Yr #849299	5.50%	1/1/2036	376,352	419,985	422,072
Federal Natl Mtg Assn Pass Thru 30Yr #865433	5.50%	2/1/2036	15,981	$17,834	$17,813
Federal Natl Mtg Assn Pass Thru 30Yr #889561	5.50%	6/1/2038	306,181	$341,679	$342,524
Federal Natl Mtg Assn Pass Thru 30Yr #940765	5.50%	6/1/2037	149,299	$167,402	$166,422
Federal Natl Mtg Assn Pass Thru 30Yr #995759	5.50%	11/1/2038	1,059,065	$1,187,477	$1,184,895
Federal Natl Mtg Assn Pass Thru 30Yr #Ad0963	5.50%	9/1/2038	122,915	$137,165	$137,256
Federal Natl Mtg Assn Pass Thru 30Yr #Al7579	5.50%	2/1/2042	267,296	298,286	298,764
Federal Natl Mtg Assn Pass Thru 30Yr #As0924	5.00%	11/1/2043	2,391,514	2,650,096	2,635,317
Federal Natl Mtg Assn Pass Thru 30Yr #Au5386	3.00%	6/1/2043	4,274,906	4,162,022	4,285,336

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Federal Natl Mtg Assn P-T Dus #Am1964	2.18%	12/1/2022	1,108,872	1,030,038	1,089,905
Federal Natl Mtg Assn Tba 3.0% Jan 30Yr	3.00%	1/13/2046	4,386,022	4,406,068	4,386,405
Federal Natl Mtg Assn Tba 5.0% Jan 30Yr	5.00%	1/13/2046	2,741,264	3,018,388	3,017,682
Ford Motor Credit	8.13%	1/15/2020	1,315,807	1,670,726	1,551,090
Ford Motor Credit Co Llc Sr Unsecured	5.75%	2/1/2021	493,427	572,371	545,731
General Electric Co Sr Unsec	2.70%	10/9/2022	3,289,517	3,365,077	3,278,740
Goldman Sachs Group Inc Sr Unsec	3.50%	1/23/2025	3,125,041	3,122,634	3,077,234
HSBC Holdings Plc Sr Unsec	5.10%	4/5/2021	2,083,360	2,449,490	2,317,809
Industry Pub Facs-A	4.34%	7/1/2024	548,253	564,289	560,517
IRS Usd 2.50000 12/16/15-10Y Lch	2.50%	12/16/2025	(3,015,390)	35,527	(89,676)
Jackson Natl Life Global Sec 144A	1.88%	10/15/2018	712,729	712,358	707,987
Jpmorgan Chase & Co Sr Unsec	3.13%	1/23/2025	3,399,167	3,348,486	3,310,581
Kinder Morgan Ener Part Sr Unsec	4.25%	9/1/2024	2,028,535	2,047,603	1,728,555
Medtronic Inc Sr Unsec	3.50%	3/15/2025	1,699,584	1,755,398	1,715,480
Mufg Americas Hldgs Corp Sr Unsec	2.25%	2/10/2020	1,041,680	1,041,482	1,025,243
Navsl 2015-1 A1 1Mlib+30Bp	0.72%	9/26/2022	528,531	528,531	525,817
Navsl 2015-3 A1 1Mlib+32Bp	0.74%	7/25/2030	616,565	616,565	612,389
New York Life Global Fdg 144A	1.95%	2/11/2020	1,151,331	1,151,112	1,129,369
Nordea Bank Ab Sr Unsec Frn 144A	1.37%	9/17/2018	657,903	657,903	660,761
Oracle Corp Sr Unsec	2.50%	5/15/2022	630,491	628,271	619,376
Port Seattle-Txbl-B1	7.00%	5/1/2036	1,096,506	1,266,552	1,240,005
Rabobank Nederland Nt	4.50%	1/11/2021	2,193,011	2,449,510	2,387,718
Royal Bank Of Canada	1.88%	2/5/2021	1,206,156	1,205,987	1,185,590

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Interest	Maturity	Number of	Cost	Current
	Identity of issue	rate	date	shares/units	value	value
	Santander Holdings Usa Sr Unsec	4.50%	7/17/2025	932,030	935,329	950,546
	Shell International Fin Sr Unsec	0.81%	5/11/2020	2,138,186	2,138,186	2,109,102
	SLMA 2005-3 A5	0.41%	10/25/2024	597,500	592,366	585,173
	SLMA 2005-6 A5A 3Mlib+11Bp	0.43%	7/27/2026	580,838	577,752	574,362
	SLMA 2005-8 A3	0.43%	10/25/2024	410,305	409,696	409,385
	SLMA 2006-1 A4 3Mlib+9	0.41%	7/25/2019	517,548	515,971	514,390
	SLMA 2006-4 A5 3Mlib+10Bp	0.42%	10/27/2025	513,917	512,150	510,038
	Societe Generale Sr Unsec 144A	2.63%	9/16/2020	1,206,156	1,200,885	1,206,752
	Southwestern Energy Co Glbl Sr Nt	7.50%	2/1/2018	1,809,234	2,228,389	1,540,111
*	State Street Bank + Trust Co 2236	(0.20)%	12/1/2030	293,813	293,813	293,813
	Sumitomo Mitsui Banking Sr Unsec Frn	0.90%	1/16/2018	493,427	494,607	491,980
	Svenska Handelsbanken Ab Unsec	2.40%	10/1/2020	1,370,632	1,369,289	1,361,964
	Synchrony Financial Sr Unsec	1.56%	2/3/2020	1,096,506	1,096,506	1,080,239
	Taot 2015-C A2A	0.93%	2/15/2018	356,364	356,336	355,877
	U S Treasury Bills	—%	1/21/2016	2,302,662	2,302,329	2,302,567
	U S Treasury Bills	—%	1/7/2016	1,041,680	1,041,495	1,041,676
	U S Treasury Bills	—%	1/28/2016	164,476	164,476	164,462
	U S Treasury Bills	—%	1/14/2016	274,126	274,098	274,119
	U S Treasury Inflate Prot Bd	0.13%	7/15/2022	1,530,997	1,530,780	1,486,143
	U S Treasury Inflate Prot Bd	0.13%	4/15/2020	4,844,351	4,819,914	4,786,161
	U S Treasury Inflate Prot Bd	0.13%	4/15/2019	15,581,804	15,578,455	15,496,494
	U S Treasury Note	0.38%	1/31/2016	10,636,104	10,646,075	10,636,901
	U S Treasury Note	1.50%	6/30/2016	21,107,731	21,368,280	21,207,909

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
U S Treasury Note	1.00%	5/15/2018	16,447,583	16,440,881	16,368,552
U S Treasury Note	0.63%	8/31/2017	5,756,654	5,746,085	5,720,560
U S Treasury Note	0.63%	5/31/2017	16,337,932	16,307,397	16,268,055
U S Treasury Note	0.50%	1/31/2017	29,057,396	29,056,338	28,954,678
UBS Ag Stamford Ct Sr Unsec	2.38%	8/14/2019	3,015,390	3,046,238	3,013,415
US Bank Na Cincinnati Sr Unsec Frn	0.62%	1/26/2018	1,370,632	1,370,632	1,364,641
Vanderbilt University Nt Unsec	5.25%	4/1/2019	548,253	612,530	602,001
Verizon Communicationssr Unsec	3.50%	11/1/2024	2,083,360	2,103,986	2,061,608
Vm Cash Ccp Lch Fob Usd	0.01%	12/31/2060	89,618	89,618	89,618
Vm Cash Fut Dom Rdr Usd	0.01%	12/31/2060	157,026	157,026	157,026
Wells Fargo & Company Sr Unsec	1.00%	1/30/2020	1,562,520	1,562,520	1,549,497
Wells Fargo & Company Sr Unsec	3.55%	9/29/2025	1,480,282	1,484,294	1,495,432
Uninvested Cash Plus Receivables				941,777	941,777
Net Unsettled Trades				(2,874,513)	(2,874,513)
Net Futures Held				6,005,475	6,005,475
Centrally Cleared Swaps (Due To) / Due From Broker				92,121	92,121
Wrapper				—	55,564
Fair value of contract				231,152,067	227,852,374
Voya Retirement Ins & Annuity Co 60266
1-3 Year Credit Bond Index Fund			1,444,138	14,706,521	16,717,427
Asset-Backed Securities Index Fund			1,207,575	29,397,415	40,096,783
Commercial Mortgage-Backed Index Fund			206,043	3,414,254	5,564,474
Gov1-3A			225,085	25,375,517	25,630,820

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

CITIGROUP 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

	Interest	Maturity	Number of	Cost	Current
Identity of issue	rate	date	shares/units	value	value
Intermediate Govt Bond Index Fund			459,962	18,183,093	18,930,620
Intermediate Term Credit Bond Index Fund			1,182,421	47,759,582	60,151,937
Long Term Government Bond Index Fund			56,809	4,177,426	4,404,014
Mortgage-Backed Securities Index Fund			1,042,440	36,155,653	51,285,348
Wrapper				—	452,671
Fair value of contract				179,169,461	223,234,094
Total synthetic GICs				937,061,023	975,245,150
Total GICs (including wrapper contracts)				1,134,542,669	1,173,963,832
Total investments				9,425,619,892	10,823,369,991

Loans receivable from participants
35,720 loans carrying an interest rate of 4.25% to 10.5% with maturities up to 20 years				—	240,398,016
Total				$9,425,619,892	$11,063,768,007

*Party-in-interest, as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CITIGROUP 401(k) PLAN

By: /s/ J. Michael Murray
J. Michael Murray
Global Head of Human Resources

Date: June 10, 2016